GILDAN ACTIVEWEAR INC.

ANNUAL INFORMATION FORM

for the fiscal year ended December 28, 2025
February 26, 2026

This Annual Information Form is dated February 26, 2026 and, except as otherwise indicated, the information contained herein is given as of February 26, 2026.
Unless otherwise indicated, all dollar amounts set forth herein are expressed in U.S. dollars and all financial information set forth herein is prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).
Unless otherwise indicated, all references to share prices, trading volumes and per share measures are adjusted, on a retroactive basis, to reflect all stock splits.
In this Annual Information Form, “Gildan”, the “Company” or the words “we”, “our” and “us” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.
The information appearing in the extracts of the documents listed below and specifically referred to in this Annual Information Form is incorporated herein by reference:
-    Audited Consolidated Financial Statements for the fiscal year ended December 28, 2025 (the “2025 Annual Financial Statements”); and
-    Management’s Discussion and Analysis for the fiscal year ended December 28, 2025 (the “2025 Annual MD&A”).
The foregoing documents are available on the SEDAR+ website at www.sedarplus.ca, on the EDGAR website at www.sec.gov and on the Company’s website at www.gildancorp.com.

This Annual Information Form contains certain forward-looking statements that are based on Gildan’s current expectations, estimates, projections and assumptions and that were made by Gildan in light of its experience and its perception of historical trends. Actual results may differ materially from those expressed or implied by the forward-looking statements. Please refer to the cautionary statement on pages 36 to 38 of this Annual Information Form.

CORPORATE STRUCTURE
Name, Address and Incorporation
The Company was incorporated on May 8, 1984 pursuant to the Canada Business Corporations Act under the name of Textiles Gildan Inc. At our inception, we focused our activities on the manufacture of textiles and produced and sold finished fabric as a principal product-line. In 1992, we redefined our operating strategy and, by 1994, our operations focused exclusively on the manufacture and sale of activewear in the screenprint channel. In March 1995, we changed our name to Gildan Activewear Inc./Les Vêtements de Sports Gildan Inc. In 2005, we changed our French name to Les Vêtements de Sport Gildan Inc.
In June 1998, in conjunction with a planned initial public offering, we filed Articles of Amendment to, among other things, remove the private company restrictions contained in our charter documents and change the structure of our authorized share capital. On June 17, 1998, we completed our initial public offering.
On February 2, 2005, we filed Articles of Amendment in order to, among other things, (i) create a new class of common shares (the “common shares”), (ii) change each of the issued and outstanding Class A Subordinate Voting shares into the newly-created common shares, on a one-for-one basis, and (iii) remove the Class B Multiple Voting shares and the Class A Subordinate Voting shares as well as the rights, privileges, restrictions and conditions attaching thereto. On February 15, 2011, we filed Restated Articles of Incorporation in order to change the number of directors to a minimum of five and a maximum of twelve as determined by the directors from time to time and to appoint one or more directors in accordance with the law governing the Company.
Our principal executive offices and registered office are located at 600 de Maisonneuve Boulevard West, 33rd Floor, Montreal, Quebec, Canada H3A 3J2, and our main telephone number at that address is (514) 735-2023.
Intercorporate Relationships
The Company’s principal subsidiaries, their jurisdiction of incorporation or formation and the Company’s percentage ownership share of each are as follows:

Subsidiary	Jurisdiction of Incorporation or Formation	Ownership Percentage
Gildan Activewear SRL	Barbados	100%
Gildan Yarns, LLC	Delaware	100%
Gildan USA LLC	Delaware	100%
Gildan Activewear Dominican Republic Textile Company Inc.	Barbados	100%
Gildan Honduras Properties, S. de R.L.	Honduras	100%
G.A.B. Limited	Bangladesh	100%
SDS International Limited	Bangladesh	100%
Hanesbrands LLC	USA	100%
HBI Branded Apparel Enterprises LLC	USA	100%
HBI Receivables LLC	USA	100%
Hanesbrands El Salvador, LTDA. DE. CV.	El Salvador	100%
Hanes Innerwear Australia Pty Ltd	Australia	100%
Hanes Australia Pty Ltd	Australia	100%
The subsidiaries that have been omitted do not represent individually more than 10% of the consolidated assets and 10% of the consolidated revenues of Gildan, or in the aggregate more than 20% of the total consolidated assets and the consolidated revenues as at and for the fiscal year ended December 28, 2025.

GENERAL DEVELOPMENT OF THE BUSINESS
The following section describes how our business has developed over the last three completed fiscal years and lists key events that have influenced the general development of our business.
Recent Developments
New Board Member Appointment
On February 25, 2026, Deepak Khandelwal was appointed as independent director, bringing the Company’s Board of Directors to nine members. Mr. Khandelwal brings a combination of deep experience in global operations, digital transformation, and disciplined governance.
Dividend
On February 25, 2026, the Board of Directors approved a 10% increase in the amount of the current quarterly dividend and has declared a cash dividend of $0.249 per share, payable on April 13, 2026, to shareholders of record on March 19, 2026. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.
Renewal of Shareholder Rights Plan
On February 25, 2026, Gildan’s Board of Directors approved the renewal and adoption of a shareholder rights plan (the “Rights Plan”), which will become effective upon confirmation and approval by the shareholders of the Company at the annual meeting of shareholders to be held on April 30, 2026. The Rights Plan will ensure that the Company and its shareholders continue to receive the benefits associated with the Company’s current shareholder rights plan, which is due to expire at the close of business on the date of the Company’s 2026 annual and special meeting of shareholders. The Rights Plan is designed to ensure that all shareholders of the Company are treated fairly in connection with any take-over offer or other acquisition of control of the Company. The Rights Plan was not adopted in response to any specific proposal to acquire control of the Company, nor is the Board of Directors aware of any pending or threatened take-over bid for the Company. The Rights Plan is similar to plans recently adopted by other Canadian companies and approved by their shareholders. If approved by shareholders, the Rights Plan will remain in effect until the close of business on the date of the Company’s annual meeting of shareholders in 2029, with one renewal option subject to shareholder approval, and subject to earlier termination or expiration of the Rights Plan in accordance with its terms. A complete copy of the Rights Plan was filed and is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Developments in Fiscal 2025
GSG Strategy
Throughout 2025, we continued to advance the key pillars of our Gildan Sustainable Growth (“GSG”) strategy. We made further progress in expanding and optimizing our manufacturing footprint by completing the ramp-up of our new state-of-the-art Bangladesh facility, driving innovation across products and processes, and strengthening our leadership in ESG. In May 2025, Gildan published its 21st ESG report, highlighting Gildan’s continued progress against key targets. Additionally, the Company continued to receive recognition for its strong sustainability practices such as its inclusion in CDP’s Leadership level for the sixth time (reflecting the Company’s environmental and climate data performance for the 2024 reporting year) as well its inclusion in the S&P Global 2026 Sustainability Yearbook for the 14th consecutive year. Continued investments in capacity, technology, digital capabilities, and sustainability initiatives reinforce our competitive positioning and support long-term value creation for all stakeholders. Information in our 2024 ESG Report does not form part of and is not incorporated by reference in this Annual Information Form.

Acquisition of HanesBrands
On December 1, 2025, the Company acquired 100% of the shares of common stock of HanesBrands Inc. ("HanesBrands" or "Hanes") through multiple steps, pursuant to an Agreement and Plan of Merger dated as of August 13, 2025. At closing, Hanes stockholders received 0.102 common shares of Gildan and $0.80 in cash for each share of Hanes common stock held, representing a total purchase price of $2.2 billion (comprised of the non-cash share consideration and the cash consideration (net of cash acquired)). The HanesBrands business that Gildan acquired is a global leader in everyday iconic apparel. HanesBrands owns a portfolio of recognized apparel brands in the core basic and innerwear apparel categories including Hanes, Bonds, Bali, Maidenform, Playtex, Bras N Things, Berlei, Wonderbra, Zorba, JMS/Just My Size and Comfortwash and operates across the Americas, Australia and Asia and designs, manufactures, sources and sells a broad range of basics and innerwear apparel, such as T-shirts, bras, panties, shapewear, underwear and socks that are manufactured or sourced. HanesBrands' products are distributed and available to consumers in mass merchants, mid-tier and department stores, specialty stores, company-owned retail stores as well as both retailer and company-owned e-commerce websites. HanesBrands’ portfolio of leading brands is designed to address the needs and wants of various consumer segments across a broad range of basic apparel products.

The audited annual consolidated financial statements for the year ended December 28, 2025 include the results of Hanes from December 1, 2025 to December 28, 2025.

On December 15, 2025, the Company filed a Form 51-102F4 - Business Acquisition Report in respect of the acquisition, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Executive Leadership Changes
Several changes in executive leadership, including a CFO transition, were made in 2025 as part of the Company’s multi-year succession planning process. Rhodri (Rhod) J. Harries retired on January 1, 2026, after serving almost 10 years as Executive Vice-President, Chief Financial and Administrative Officer. He served as Executive Vice-President, Chief Administrative Officer until August 24, 2025, and subsequently as Executive Vice-President, Advisor to the President and CEO during the remainder of 2025. Luca Barile, previously Chief Financial Officer, Sales, Marketing, and Distribution, succeeded Mr. Harries as Executive Vice-President, Chief Financial Officer effective March 1, 2025. Chuck Ward, previously President, Sales, Marketing, and Distribution, was appointed to the newly created role of Executive Vice-President, Chief Operating Officer effective March 1, 2025, and was subsequently appointed Executive Vice-President, Chief Commercial Officer effective December 1, 2025. Rabih (Rob) Assal joined Gildan on August 25, 2025 as Executive Vice-President, Chief Legal and Administrative Officer, and Brooke Ferguson joined Gildan on May 20, 2025 and currently serves as Executive Vice-President, Chief Human Resources Officer.

Bond Issuance
On March 13, 2025, the Company issued floating rate Series 3 senior unsecured notes ("Series 3 Canadian notes") with a principal amount of $150 million in Canadian dollars ($104 million in U.S. dollars), which will mature on March 13, 2028. The Series 3 floating rate notes were issued at par and bear interest at a rate equal to the daily compounded CORRA plus 1.26% annually. On the same date, the Company issued at par, 3.630% Series 4 senior unsecured notes ("Series 4 Canadian notes") with a principal amount of $200 million in Canadian dollars ($139 million in U.S. dollars), which will mature on March 13, 2028. Additionally, on the same date, the Company issued 4.149% Series 5 senior unsecured notes ("Series 5 Canadian notes") with a principal amount of $350 million in Canadian dollars ($243 million in U.S. dollars), which will mature on November 22, 2030. The notes were offered in Canada on a private placement basis.

The Series 3 Canadian notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the principal at US$104 million and converts the interest payment to SOFR plus 1.405%.

The Series 4 Canadian notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the principal at US$139 million. The Series 4 notes also have a fixed-to-floating interest rate swap to convert the fixed interest rate to SOFR plus 1.425%.

The Series 5 Canadian notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the principal at US$243 million and the interest at 5.635%.

On October 7, 2025, the Company issued 4.700% Series 1 U.S. senior unsecured notes ("Series 1 U.S. notes") with a principal amount of $600 million, which will mature on October 7, 2030. Additionally, on the same date, the Company issued 5.400% Series 2 U.S. senior unsecured notes ("Series 2 U.S. notes") with a principal amount of $600 million, which will mature on October 7, 2035. The notes were offered in the United States on a private placement basis.

Refer to note 12 of the annual consolidated financial statements or the fiscal year ended December 28, 2025 for additional information.

Dividend
On February 18, 2025, the Board of Directors approved a 10% increase in the amount of the current quarterly dividend and has declared a cash dividend of $0.226 per share, payable on April 7, 2025, to shareholders of record on March 12, 2025.

Normal Course Issuer Bid
On July 31, 2024, the Company received approval from the Toronto Stock Exchange (the "TSX") to renew its normal course issuer bid ("NCIB") program to purchase for cancellation, during the period commencing on August 9, 2024 and ending on August 8, 2025, a maximum of 16,106,155 common shares, representing approximately 10% of the Company's public float, as at July 26, 2024 (the reference date for the NCIB). Under the NCIB, the Company was authorized to make purchases by means of open market transactions on both the TSX and the New York Stock Exchange ("NYSE"), or alternative U.S. or Canadian trading systems if eligible, or by such other means as may be permitted by securities regulatory authorities. In connection with the HanesBrands acquisition, Gildan announced that it would pause share repurchases until its net debt leverage ratio approximates the midpoint of the target range. As such the NCIB program, which expired on August 8, 2025, has not been renewed.

During the fiscal year ended December 28, 2025, Gildan repurchased for cancellation a total of 3,749,900 common shares under its NCIB program at a total cost of $185.9 million.

Developments in Fiscal 2024
GSG Strategy
In 2024, the Company substantially completed the construction of its new greenfield textile manufacturing complex in Bangladesh and continued the ramp-up of operations that began in 2023. Gildan launched new products featuring a soft cotton technology, developed by leveraging the Frontier acquisition and yarn-spinning investments to drive modernization. In June 2024, Gildan published its 20th ESG report, highlighting Gildan’s continued progress against key targets. Additionally, the Company continued to receive recognition for its strong ESG practices, including being named one of Canada's Best 50 Corporate Citizens by Corporate Knights. Gildan was also included in the inaugural edition of TIME’s World's Most Sustainable Companies; on the Dow Jones Best-in-Class North America Index; in the 2025 Sustainability Yearbook for the 13th consecutive year based on S&P Global’s Corporate Sustainability Assessment for its demonstrated sustainability practice. Information in our 2023 ESG Report does not form part of and is not incorporated by reference in this Annual Information Form.

Executive Leadership and Board Refreshment
On December 11, 2023, the Company’s then Board of Directors (the “Previous Board”) announced the termination of the Company’s President and Chief Executive Officer, Glenn Chamandy. On such date, the Previous Board appointed Vince Tyra as President and Chief Executive Officer, and Mr. Tyra took office in the first quarter of fiscal 2024, effective on January 15, 2024. Following the termination of Mr. Chamandy, shareholder Browning West and others initiated a campaign and proxy contest against the Previous Board, proposing a new slate of Directors and requesting the reinstatement of Mr. Chamandy as President and Chief Executive Officer. In the second quarter of 2024, on April 22, 2024, in advance of the May 28, 2024 Annual

General Meeting of Shareholders (“Annual Meeting”), the Previous Board announced a refreshed Board of Directors (“Refreshed Board”) that resulted in the immediate replacement of five Directors, with two additional Directors staying on temporarily but not standing for re-election at the Annual Meeting. On May 23, 2024, five days prior to the Annual Meeting, the Refreshed Board and Mr. Tyra resigned, along with Arun Bajaj, the Company’s Executive Vice-President, Chief Human Resources Officer (CHRO) and Legal Affairs. The Refreshed Board appointed Browning West nominees to the Board of Directors (the “New Board”), effective as of that date. On May 24, 2024, the New Board reinstated Mr. Chamandy as President and Chief Executive Officer. On May 28, 2024, the New Board was elected by shareholders at the Annual Meeting. During fiscal 2024, the Company incurred significant expenses relating to the proxy contest, leadership changes and related matters, particularly in the first half of the year, primarily at the direction of the Previous Board and the Refreshed Board, which are referred to in section 5 of the Company's management discussion and analysis for the fiscal year ended December 29, 2024 (the "2024 Annual MD&A") entitled "Operating results" and explained in more detail in section 15.0 of the 2024 Annual MD&A entitled "Definition and reconciliation of non-GAAP financial measures".

Industry Landscape
On October 1, 2024, the Company's two largest wholesale distributor customers, to which Gildan is a significant supplier, closed a transaction combining their businesses. The combination of these two distributors increased our customer sales concentration with the combined entity to approximately 39% of our fiscal 2024 net sales. Refer to note 6 and note 27 in the audited consolidated financial statements as at and for the fiscal year ended December 29, 2024, for more information on the increased concentration of sales and receivable balances resulting from this business combination.

Global Minimum Tax and other tax measures
On June 20, 2024, the Government of Canada enacted the Global Minimum Tax Act (“GMTA”), implementing the key measures of the OECD’s Pillar Two global minimum tax regime in Canada, including the income inclusion rule and a domestic minimum top-up tax. The enactment of these rules in Canada ensures that Canadian-based multinational enterprises with annual revenues of €750 million or more are subject to a minimum effective tax rate of 15% on their profits in every jurisdiction where they operate. This is achieved through a system of top-up taxes to bring the enterprise’s effective tax rate in each jurisdiction to a minimum of 15%. The GMTA started applying to the Company effective January 1, 2024. Under the GMTA, the Company is liable to pay a top-up tax in Canada if the effective tax rate in a jurisdiction is below the 15% minimum rate, as calculated under the Pillar Two rules on a jurisdiction-by-jurisdiction basis.

Bond Issuance
On November 22, 2024, the Company issued 4.362% Series 1 senior unsecured notes ("Series 1 notes") with a principal amount of $500 million in Canadian dollars ($357.1 million in U.S. dollars), which mature on November 22, 2029. Additionally, on the same date, the Company issued 4.711% Series 2 senior unsecured notes ("Series 2 notes") with a principal amount of $200 million in Canadian dollars ($142.9 million in U.S. dollars), which mature on November 22, 2031. The notes were offered in Canada on a private placement basis.

The Series 1 notes and Series 2 notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps.

Refer to note 14 of the annual consolidated financial statements as at and for the fiscal year ended December 29, 2024 for additional information.

Dividend
On February 20, 2024, the Board of Directors approved a 10% increase in the amount of the current quarterly dividend and declared a cash dividend of $0.205 per share, payable on April 8, 2024, to shareholders of record on March 13, 2024.

Normal Course Issuer Bid
Gildan received approval from the TSX to renew its NCIB commencing on August 9, 2024, to purchase for cancellation up to 16,106,155 common shares, representing approximately 10% of Gildan’s “public float” (as such term is defined in the TSX Company Manual) as of July 26, 2024. As of July 26, 2024, Gildan had 162,610,386 common shares issued and outstanding, and a public float of 161,061,552 common shares. During the fiscal year ended December 29, 2024, the Company repurchased for cancellation a total of 17,735,095 common shares under its NCIB programs for a total cost of $761.5 million.

Developments in Fiscal 2023
GSG Strategy
In 2023, the Company made significant progress on its GSG strategy by optimizing manufacturing capacity, fostering innovation, and further reinforcing ESG.

During the second quarter of fiscal 2023, the Science Based Targets initiative (SBTi) validated the Company's 2030 near term greenhouse gas (GHG) emissions reduction targets being in conformity with the SBTi Criteria and Recommendations (version 4.2), marking a significant milestone in the advancement of the Company's ESG strategy.

Facility Closures
In the third quarter of fiscal 2023, Gildan closed its San Miguel sewing facility located in Choloma, Honduras. This decision was based on prevailing market conditions, global competition and the need to optimize and diversify our operations. In the fourth quarter, we closed one of two yarn spinning plants located in Salisbury, North Carolina, consolidating this capacity into the Mocksville facility, also located in North Carolina, as part of our ongoing efforts to optimize ring spun yarn production and drive an efficient, competitive manufacturing platform.

Executive Leadership Changes
On December 11, 2023, the Company announced the departure of Glenn J. Chamandy as President and Chief Executive Officer and Director of the Company, and that Vincent Tyra had been appointed President and Chief Executive Officer effective as of early 2024. Craig A. Leavitt, director of the Company since 2018, was appointed to serve as Interim President and Chief Executive Officer until the commencement of Mr. Tyra's tenure on January 15, 2024.

Board nominations; Support Agreement
On December 17, 2023, the Company announced that it had entered into a support agreement (the "Support Agreement") with Coliseum Capital Management, LLC ("Coliseum"), pursuant to which, inter alia, Coliseum agreed to support Gildan’s full slate of Board nominees at each of the 2024 and 2025 annual meetings of shareholders. Additionally, Christopher Shackelton, a Co-Founder and Managing Partner of Coliseum was appointed to the Board of Directors on such date. On October 30, 2023, Ms. Sharon Driscoll was appointed to the Board of Directors. Both Mr. Shackelton and Ms. Driscoll stepped down from the Board of Directors on May 23, 2024.

Dividend
On February 21, 2023, Gildan’s Board of Directors approved a 10% increase in the amount of the then-current quarterly dividend and declared a cash dividend of $0.186 per Common Share, payable on April 10, 2023, to shareholders of record on March 14, 2023.

Normal Course Issuer Bid
On August 2, 2023, the Company received approval from the "TSX" to renew its NCIB commencing on August 9, 2023, to purchase for cancellation up to 8,778,638 common shares, representing approximately 5% of Gildan’s issued and outstanding common shares as at July 31,2023 (the reference date for the NCIB). Under the NCIB, the Company was authorized to make purchases until August 8, 2024, in accordance with the requirements of the TSX.

During the fiscal year ended December 31, 2023, the Company repurchased for cancellation a total of 11,830,618 common shares under its NCIB programs for a total cost of $370 million.

Renewal of Shareholder Rights Plan
On February 21, 2023, Gildan's Board of Directors approved the renewal and adoption of a Shareholder rights plan (the "2023 Rights Plan"), which became effective upon confirmation and approval by the shareholders of the Company at the annual meeting of shareholders held on May 4, 2023 and replaced the Company's previous shareholder rights plan, which expired at the close of business on the date of the Company's 2023 annual meeting of shareholders. A complete copy of the 2023 Rights Plan was filed and is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

DESCRIPTION OF THE BUSINESS
Business Overview
Gildan is a leading vertically integrated manufacturer of everyday basic apparel, including activewear and innerwear (the latter now including hosiery, underwear, intimates and other fringe products). Our products are sold to wholesale distributors, screenprinters, embellishers and directly to consumers in North America, Europe, Asia-Pacific, and Latin America, as well as to retailers in North America, including mass merchants, department stores, national chains, specialty retailers, craft stores, and online retailers. We also manufacture products for global lifestyle brand companies who market these products under their own brands through their own retail establishments, e-commerce platforms, and/or to third-party retailers.
Manufacturing and operating as a socially responsible producer is at the heart of what we do. The vast majority of our sales are derived from products we manufacture ourselves. Since the Company’s formation, we have made significant capital investments in developing and operating our own large-scale, vertically integrated manufacturing facilities, including yarn production, textile and sock manufacturing, as well as sewing operations, controlling all aspects of the production process from start to finish for the garments we produce.
We believe the skill set that we have developed in designing, constructing, and operating our own manufacturing facilities, the level of vertical integration of our supply chain and the capital investments that we have made over the years differentiate us from our competition who are not as vertically integrated and may rely more heavily on third-party suppliers. Owning and operating the vast majority of our manufacturing facilities allows us to exercise tighter control over our production processes, efficiency levels, costs and product quality, as well as to provide reliable service with short production and delivery cycle times. In addition, running our own operations allows us to achieve adherence to high standards for environmental and social responsibility practices employed throughout our supply chain.
Strategy
Building on a strong foundation, in 2022 the Company launched its “Gildan Sustainable Growth” (GSG) strategy focused on driving organic top and bottom-line growth through three key pillars – capacity expansion, innovation, and ESG. We believe that by leveraging our competitive advantage as a low-cost, vertically integrated manufacturer and successfully executing on well-defined capacity expansion plans, delivering value-driven and innovative products, and leading ESG practices, we will be well positioned to drive strong revenue growth, profitability and effective asset utilization, all of which are expected to allow us to deliver compelling shareholder value creation.

The three pillars of our GSG strategy are:

Capacity-driven growth: Leveraging our strong competitive advantage as a low-cost vertically integrated manufacturer as we execute on well-defined plans to expand and optimize our global production capacity to support our long-term growth plans.

Executing on our well-defined plans, we have strengthened our vertical integration by expanding our yarn-spinning capabilities through the acquisition and modernization of Frontier Yarns. We have also completed the first phase of development of a large vertically integrated textile and sewing complex in Bangladesh, and over the next 18 months, we plan to construct and develop a second textile facility within the Bangladesh complex (Phase 2).

Innovation: Driving leadership in innovation across the organization and all areas of operations aimed at delivering high-quality, value-driven products, increased speed-to-market, operational efficiencies and a reduced environmental footprint

The Company has identified and defined specific key initiatives, as well as investments aimed at driving innovation in our product development and manufacturing processes, distribution and final products, including fabric features, product fit, fabric adaptability to evolving printing and decorating techniques, and ESG-friendly product attributes. We developed a new proprietary cotton technology by re-engineering our entire process from the yarn through to the finished process, enhancing fabric softness, all while improving printability. In 2025, we announced the release of new products, including additions such as the new Light Cotton™ collection and our Softstyle™ Midweight Fleece collection. We also recently introduced our new Plasma Print Technology aiming to enhance the direct-to-garment printing process by reducing the need for pre-treatment and designed to offer softer fabrics, brighter colors, improved ink coverage, and enhanced print consistency. We are also actively investing in digital tools, predictive analytics, and artificial intelligence to accelerate decision-making across the organization, streamline processes, and optimize supply chain planning.

ESG: Further increasing our ESG focus across all operations and leveraging our strong ESG standing and progress to enhance our value proposition to all our stakeholders

In 2025, Gildan embarked on its fourth year of implementing its Next Generation ESG strategy, which encompasses a broad range of initiatives. These include reducing carbon footprint and water intensity, fostering a circular economy, supporting regional economic development, ensuring respect for human rights, and maintaining safety standards throughout the supply chain. The strategy also embraces a commitment to people, with a focus on investing in our workforce, promoting culture and belonging, in addition to enhancing ESG transparency. This strategy includes 10 core targets focused on five different pillars: Climate Energy and Water; Circularity; Human Capital Management; Long Term Value Creation; and Transparency and Disclosure. For more detailed information regarding the process of these initiatives, please refer to Gildan's 2024 ESG report. Information in our 2024 ESG Report does not form part of and is not incorporated by reference in this Annual Information Form.
Operating Segment Reporting
The Company manages its business on the basis of one reportable operating segment, as a result of the internal reorganization which took effect on January 1, 2018, which effectively consolidated the Company’s divisional organizational structure.
Our Operations
Brands, Products, and Customers
The products we manufacture and sell are marketed under Company brands, including Gildan®, Hanes®, Comfort Colors®, American Apparel®, ALLPRO™, GOLDTOE®, Peds®, Bali®, Playtex®, Maidenform®, Bonds®, Comfort Wash®, as well as Champion® and Polo Ralph Lauren®, which are under exclusive licensing agreements. Further, we manufacture for, and supply products to select leading global athletic and lifestyle brands, and to certain retail customers who market these products under their own exclusive brands.

We sell our activewear products primarily in “blank” or undecorated form, without imprints or embellishment. The majority of our Activewear sales are currently derived from activewear sold to wholesale distributors in the imprintables channels in North America and internationally. These wholesale distributors then sell the blank garments to screenprinters/embellishers who decorate the products with designs and logos, and who in turn sell the embellished/imprinted activewear into a highly diversified range of end-use markets. These include educational institutions, athletic dealers, event merchandisers, promotional product distributors, charitable organizations, entertainment promoters, travel and tourism venues, and retailers. The activewear products have diverse applications, such as serving as work or school uniforms or athletic team wear or simply conveying individual, group, and team identity. The majority of our Innerwear sales are derived from a widely recognized brand portfolio of underwear and socks for men, ladies and kids, complemented by bras, panties and shapewear which are sold to large retailers both in North America and internationally, through national accounts servicing retailers, or directly to consumers. These retailers include mass merchants, department stores, national chains, sports specialty stores, craft stores, food and drug retailers, dollar stores, and price clubs, all of which sell to consumers through their brick and mortar outlets and/or their e-commerce platforms. Additionally, we sell to pure-play online retailers who sell to consumers. We also manufacture for and sell to select leading global athletic and lifestyle consumer brand companies who distribute these products within the retail channel through their own retail establishments, e-commerce platforms, and/or through third-party retailers.
Our primary products include activewear tops and bottoms (activewear), underwear tops and bottoms (underwear), socks (hosiery), and intimates products (intimates). In fiscal 2025, Activewear sales accounted for 85% of total net sales, and Innerwear sales accounted for 15% of total net sales. For fiscal 2025, our sales totaled $3,619 million. In fiscal 2025, we sold our products in the United States, Canada and other international markets, which accounted for 89.9%, 3.5% and 6.6% of total sales, respectively. In fiscal 2024, Activewear sales accounted for 87% of total net sales, and Innerwear sales accounted for 13% of total net sales. For fiscal 2024, our sales totaled $3,271 million. In fiscal 2024, we sold our products in the United States, Canada and other international markets, which accounted for 89.0%, 3.3% and 7.7% of total sales, respectively. For a breakdown of our total sales by product group and geographic market for each of the last two financial years, reference is made to note 26 to the 2024 Annual Financial Statements, which note is incorporated herein by reference.
Our total customer base is composed of a relatively small number of significant customers. In fiscal 2025, our largest customer accounted for 33.2% of our total sales, and our top ten customers accounted for 72.5% of our total sales. Although we have long term ongoing relationships with many of our customers, our contracts with our customers do not require them to purchase a minimum quantity of our products. Instead, we assess their projected requirements and then plan our production accordingly.
The following table summarizes our current primary product offering under Company and licensed brands:

Primary products	Product-line details	Brands(1)
Activewear	T-shirts, fleece tops and bottoms, sport shirts, polos and tank tops
Gildan®, Hanes®, Gildan Performance®, Gildan Hammer®, Gildan Softstyle®, Gildan® Heavy Cotton™, Gildan® Ultra Cotton®, Gildan DryBlend®, Gildan® HeavyBlend™, Comfort Colors®, American Apparel®, Champion®(2), ALLPRO™, ComfortWash®, BEEFY®, Bonds®

Hosiery	athletic, dress, casual and workwear socks, liner socks, and socks for therapeutic purposes(3)	Gildan®, Hanes®, Gildan® Ultra Cotton®, GoldToe®, GoldToe® Signature™, GoldToe EditionTM, Peds®, MediPeds®, Powersox®
Underwear	men's and boys' underwear (tops and bottoms) and ladies panties	Gildan®, Hanes®, Gildan Platinum®, Gildan Softstyle®, Gildan Performance® BareSoft™, Gildan Performance® EZBreeze™, Bonds®, Berlei®, Bras N Things®, Polo Ralph Lauren®(4)
(1) As of the closing of the acquisition, the Company classified HanesBrands' Australian business as discontinued operations. This includes the following brands: Bonds®, Bras N Things®, Berlei® and Sheridan®.
(2) Under an exclusive licensing agreement for the printwear channel in the U.S. and Canada.
(3) Applicable only to MediPeds®.
(4) Under an exclusive licensing agreement for the US, Canada, Mexico, and Japan.

Manufacturing
The vast majority of our products are manufactured in facilities that we own and operate. To a much lesser extent, we also use third-party contractors to supplement certain product requirements. Our vertically integrated operations span from start to finish across the garment production process, encompassing capital-intensive yarn-spinning, textile and sock manufacturing facilities, as well as labour-intensive sewing facilities. Our manufacturing operations are situated in four main hubs, specifically in the United States, Central America, the Caribbean, and Asia. We also have manufacturing operations in South America. All of our yarn-spinning operations are located in the United States, while textile, sewing, and sock manufacturing operations are situated in the other geographical hubs mentioned above, the largest of which is in Honduras in Central America.
In order to support further sales growth, continue to drive an efficient and competitive cost structure, and enhance geographic diversification in our supply chain, we have been expanding manufacturing capacity with a significant expansion in Bangladesh, which involves the development of a large multi-plant manufacturing complex expected to house two large textile facilities and related sewing operations. The construction of the first textile and sewing complex was completed and fully ramped-up as of the second quarter of 2025. Over the next 18 months, the Company plans to construct and develop its second textile facility within the Bangladesh complex (Phase 2). Initial production at the facility is expected to start in the latter part of 2027. The infrastructure is currently in place to support this expansion, with the required capital expenditure expected to fit within the Company's current budget and plans.
The following table provides a summary of our primary manufacturing operations by geographic area:

	North America	Central America	Caribbean	Asia[4]
Yarn-spinning facilities(1): conversion of cotton, polyester and other fibres into yarn	■ United States (6 facilities)
Textile facilities: knitting yarn into fabric, dyeing and cutting fabric		■ Honduras (4 facilities) ■ El Salvador	■ Dominican Republic (2 facilities)	■ Bangladesh (2 facilities)
Sewing facilities(2): conversion of fabric into garments	■ Mexico	■ Honduras (2 facilities) ■ Nicaragua (5 facilities) ■ El Salvador (2 facilities)	■ Dominican Republic (5 facilities)	■ Bangladesh (3 facilities) ■ Vietnam (2 facilities) ■ Thailand ■ Indonesia
Garment-dyeing(3): pigment dyeing or reactive dyeing process (Pigment Pure™)		■ Honduras ■ El Salvador
Hosiery manufacturing facilities: conversion of yarn into finished socks		■ Honduras ■ El Salvador
(1) While the majority of our yarn requirements are internally produced, we also use third-party yarn-spinning suppliers, primarily in Asia for our Bangladesh operations, to satisfy the remainder of our yarn needs. The majority of cotton used by our Asian contractors is U.S. cotton.
(2) Although the majority of our sewing facilities are Company-operated, we also use the services of third-party sewing contractors, primarily in Central America and Haiti, to satisfy the remainder of our sewing requirements.
(3) Garment dyeing is a feature of our Comfort Colors® products only, a proprietary dyeing process under the name Pigment Pure™ which involves a different dyeing process than how we typically dye the majority of our products at our textile facilities.
(4) As of the closing of the acquisition, the Company classified HanesBrands' Australian business and its associated manufacturing facility in Indonesia as assets held for sale and discontinued operations.

Competitive Environment
Competition in the basic apparel market is generally based upon service and product availability, price, quality, comfort and fit, style, and brand. We compete on these factors by leveraging our competitive strengths, including our strategically located and vertically integrated manufacturing supply chain, scale, cost structure, global distribution, and our brand positioning in the markets we serve. We believe our manufacturing skill set, together with our large-scale, low-cost vertically integrated supply chain infrastructure which we have developed through significant investments over time, are key competitive strengths and differentiators from our competition.
We compete with large and smaller U.S. based and foreign manufacturers or suppliers of basic family apparel. Among the competing North American-based manufacturers is Fruit of the Loom, Inc., a subsidiary of Berkshire Hathaway Inc., which competes through its own brand offerings and those of its subsidiary, Russell Corporation, depending on the channel. These companies manufacture in some of the same geographies as Gildan and generally compete within the same basic apparel product categories in similar channels of distribution in North America and international markets. In socks and underwear, our competitors also include Renfro Corporation, Jockey International, Inc., and Kayser Roth Corporation and Victoria's Secret. In addition, we compete with smaller U.S. based companies selling to or operating as wholesale distributors of imprintables activewear products, including Next Level Apparel, Color Image Apparel, Inc. (owner of the Bella + Canvas brand), as well as Central American, Mexican and Asian manufacturers that supply products in the imprintables channel. Although we also compete with some of our customers' own private brand offerings, we also supply products to certain customers that are seeking strategic suppliers with our type of manufacturing capabilities to support their private brand offerings.
Sales, Marketing, and Distribution
Our global sales and marketing office is located in Christ Church, Barbados, where we have established customer related functions, including sales management, marketing, customer service, credit management, sales forecasting, production planning, inventory control, and logistics, as well as finance, human resources and information technology functions. Following the HanesBrands acquisition, we also maintain a significant presence in the United States which houses various sales, marketing and corporate business functions. We have established extensive distribution operations primarily through internally managed and operated large distribution centers across the Americas and other geographical locations where we manufacture and sell our products, including in Bangladesh and Australia. To supplement some of our distribution needs, we also use third-party warehouses in North America and Europe.
Raw Materials
Cotton and polyester fibres are the main raw materials used in the manufacturing of our products. Cotton is used in the manufacturing of both 100% cotton yarns and blended yarns, while polyester is used in the manufacturing of both blended yarns and 100% polyester yarns. The cotton fibres used in the manufacturing of yarn in our internal yarn spinning facilities are typically purchased directly from cotton merchants for future delivery at pre-determined prices under contracts as deemed appropriate by management. Similarly, for the majority of the polyester fibres, pricing is negotiated directly with suppliers on an annual basis subject to the price variability of certain polyester components.
During fiscal 2025, most of our yarn requirements for the production of our product lines were met by our own yarn-spinning facilities, which are located in Salisbury, NC, Mocksville, NC, Clarkton, NC, Sanford, NC (2), and Mayodan, NC, and by our long-term supply agreements with third-party suppliers. The yarn requirements for our Bangladesh operations are supplied by local and regional spinners. We expect that most of our yarn requirements will continue to be met by these sources.

The primary sources of energy consumed in our manufacturing facilities are (i) biomass, petroleum coke, bunker fuel and natural gas, which are used to generate steam required in the production process, and (ii) electricity, which is used to power production equipment and air conditioning. The bunker fuel used in our operations is supplied by local third-party suppliers, and the pricing is highly dependent on international market prices for bunker fuel. Natural gas is used in our operations in Bangladesh and the Dominican Republic, and is obtained from local third-party suppliers. The electricity requirements for our manufacturing complex in the Dominican Republic are provided by the local public electricity company, while our Rio Nance complex in Honduras is powered pursuant to a long-term private contract which provides 100% of our electricity requirements. In our El Salvador hosiery manufacturing hub, electricity is supplied through a public electricity generation company. Rates are stable and aligned to pre-negotiated long-term contracts.
Biomass, derived from agricultural waste, is sourced from private third-party suppliers, and provides a major portion of the thermal energy (or steam) for our operations in the Dominican Republic, El Salvador and Honduras. We anticipate that our biomass consumption needs will increase progressively over the next few years. We have been operating a biomass steam generation system in the Dominican Republic since 2010, which has contributed to the reduction of the energy costs associated with our textile production in the Dominican Republic. Similarly, we began operating a biomass steam generation facility in Honduras during 2010 and are able to support ninety percent (90%) of our total steam needs for the entire Rio Nance manufacturing complex in Honduras from a centralized steam generation location. The biomass operation in El Salvador has been in place since 2015 and has the capacity to supply nearly all of the steam needs at this site. The Company has implemented advanced technology to improve the steam production generated by our biomass to support additional textile capacity expansions as needed in the future.
Information Security Management
We work diligently to protect our management information systems and other systems from information security breaches and data compromise. We also work to protect the data privacy of our employees, customers, business partners, vendors, and other third parties. With dedicated information security and information risk teams comprised of full-time employees, complemented by third party partners, the Company uses a risk-based approach to mitigate information security risk and data privacy risk. This approach is aligned with industry best practices, including ISO 27001 and the NIST Cybersecurity Framework.
We catalog and rank risks, identify opportunities to enhance policies, procedures and controls based on risks, review external events that may educate the Company on emerging risks, collaborate with outside organizations to exchange threat intelligence, and enlist third-party organizations to conduct independent security assessments. We revisit risk rankings as new risks are identified, as we enhance our policies, procedures and controls, as regulations, laws and best-practices change, and as new information systems are introduced. We provide security awareness training to our employees including continuous simulated phishing attacks. We secure funds for and deliver projects that better protect our information systems with new processes and technologies. We have preventative and detective systems in place that are constantly monitored by a specialized third-party partner. Management and the technical teams run regular cyber tabletop simulations conducted by third-party experts to be better prepared. These measures are aimed at allowing us to detect and investigate events that represent risks and respond and recover as required. We have a digital forensics and incident response expert on retainer should these services be required. No material information security breaches or data privacy events have been detected in the past three years.
Information Security Risk Oversight
The Company’s Information Security Steering Committee ("ISSC") is responsible for reviewing information security and information risk developments and approving related policies. The ISSC is co-chaired by our Executive Vice-President, Chief Information Officer, and by our Vice-President, Information Security and Governance, and is comprised of a cross-functional group of senior leadership, including our Executive Vice- President, Chief Legal and Administrative Officer, our Data Privacy Officer, and other representatives from information technology, finance, legal affairs, physical security, risk management, internal audit, and human resources.

Furthermore, to ensure compliance with applicable privacy laws and regulations, to monitor and mitigate risks associated with data privacy breaches, and to ensure appropriate governance for the use of artificial intelligence, the ISSC oversees data privacy and artificial intelligence through the Data Privacy and Artificial Intelligence Governance sub-committee. Led by our Data Privacy Officer, the Data Privacy and Artificial Intelligence Governance sub-committee is comprised of a cross-functional group including representatives of the different functions involved with privacy matters and artificial intelligence across the organization.

Both committees meet quarterly and on an ad hoc basis and report major developments to the Company’s Compliance Steering Committee, which, in turn, provides quarterly updates to the Board of Director’s Corporate Governance and Social Responsibility Committee. In addition, the Executive Vice-President, Chief Information Officer, provides quarterly information security reports to the Board’s Audit and Finance Committee (the "Audit Committee"), and a full report on IT and cybersecurity strategies to the full Board of Directors each year.
Seasonality and Other Factors Affecting the Variability of Results and Financial Condition
Our results of operations for interim and annual periods are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decisions to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Although certain products have seasonal demand peak periods, competitive dynamics may influence the timing of customer purchases causing seasonal trends to vary somewhat from year to year. Historically, demand for T-shirts is lowest in the fourth quarter and highest in the second quarter of the year, when distributors purchase inventory for the peak summer selling season. Historically, demand for fleece is typically highest in advance of the fall and winter seasons, in the second and third quarters of the year. Sales of hosiery and underwear are typically higher during the second half of the year, during the back-to-school period and the Christmas holiday selling season. These seasonal sales trends also result in fluctuations in our inventory levels throughout the year.
Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibers are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs, and trims, which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand and global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable. While we enter into purchase contracts and derivative financial instruments in advance of delivery to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas, and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibers, chemicals, dyestuffs, and trims. Changes in raw material costs are initially reflected in the cost of inventory and only impact net earnings when the respective inventories are sold.
Business acquisitions may affect the comparability of results. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period, as well as other significant costs relating thereto such as financing costs. For more detail, see section 5.6.5 of the 2025 Annual MD&A and Note 5 of the 2025 Annual Financial Statements.

Our reported amounts for net sales, cost of sales, SG&A expenses, and financial expenses/income are impacted by fluctuations in certain foreign currencies versus the U.S. dollar as described in the “Financial risk management” section of the 2025 Annual MD&A. The Company periodically uses derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.
Trade Regulation
As a multinational corporation, we are affected by import tariffs, including the potential imposition of trade remedy duties on our raw materials and finished goods, international trade legislation, and bilateral and multilateral trade agreements and trade preference programs in the countries in which we operate, source, and sell products, as further described in the "Risks and uncertainties" section of our 2025 Annual MD&A. To remain globally competitive, we operate manufacturing facilities in strategic locations to benefit from free trade agreements and trade preference programs. Furthermore, management continuously monitors new developments and evaluates risks relating to duties, tariffs, quantitative limitations, sanctions, trade remedies, and pending trade restrictions (legislative or otherwise) that could impact our approach to global manufacturing and sourcing, and adjusts as needed.

Currently, the Company relies on a number of preferential trade programs which provide duty free access to the U.S. market for goods meeting specified rules of origin, including the Dominican Republic-Central America-United States Free Trade Agreement (CAFTA-DR), the Caribbean Basin Trade Partnership Act (CBTPA), and the Haiti Economic Lift Program (HELP). Collectively, these agreements strengthen U.S. economic relations and expand trade with Central America, the Dominican Republic, and Haiti, where we have substantial manufacturing operations and activities. The Company also relies on preferential trade arrangements to access the European Union, Canada, and other key markets. Recent increases in tariffs on U.S. imports introduce uncertainty and risk. Another risk is the possibility that agreements and preference programs around which we built our manufacturing supply chain could be modified, replaced, or allowed to expire (such as the expiration of key HELP provisions in late 2025 and the uncertain date of renewal). Additionally, the entry into force of trade-restricting legislation or other government actions could negatively impact our global competitive position. The extent of the impact of any of these events on our business, cannot be determined with certainty.
Human Rights Protection
Our Company's products, and the raw materials we use to make those products, are also subject to laws and regulations that prohibit the use of forced labour. In the United States, the importation of goods made with forced labour is prohibited, and U.S. Customs and Border Protection (CBP) orders may create a presumption that forced labor was used in the making of a product if such product contains content from certain regions or producers. CBP can detain, exclude, or seize shipments under the Uyghur Forced Labor Prevention Act (UFLPA) and can require importers to demonstrate the absence of forced labour in supply chains.
Similarly, Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act requires annual reporting on risk identification and measures in place to address these risks. The European Union's Forced Labour Regulation came into force on December 13, 2024, and will become applicable in the fourth quarter of 2027.

We take measures to identify, prevent, and mitigate the risk of human rights violations not only in our own vertically-integrated operations, but also in the operations of our third-party contractors. Because the Company owns or controls a large portion of its international production facilities, the Company is well-positioned to ensure compliance of these facilities with the applicable laws and regulations. Based on our due diligence reviews, we believe that our supply chains are free of forced labour and that we comply in all material respects with applicable laws and regulations in all the countries in which we operate, but the extent of our liability and risk of business interruption or reputational harm, if any, due to any actual or suspected failure to comply, with any such laws and regulations cannot reasonably be determined.

Customer Product Safety Regulation
We are subject to various consumer product safety laws and regulations that could affect our business. In the United States, this includes the Consumer Product Safety Act, the Federal Hazardous Substances Act, the Flammable Fabrics Act, the Toxic Substances Control Act, and associated rules and regulations. Such laws provide for substantial penalties for non-compliance. These statutes and regulations include requirements for testing and certification for flammability of wearing apparel, for lead content and lead in surface coatings in children's products, and for phthalate content in childcare articles, including plasticized components of children's sleepwear. We are also subject to similar laws and regulations, and to additional warning and reporting requirements, in specific U.S. states in which we sell our products.
In Canada, we are subject to similar laws and regulations, including the Hazardous Products Act and the Canada Consumer Product Safety Act. In the European Union, we are also subject to the General Product Safety Regulation and the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), which places responsibility on all manufacturers to identify and manage the risks that chemical substances may pose to human health and to the environment. We are also subject to similar laws and regulations in the other jurisdictions in which we sell our products.
Our Product Safety sub-committee (formed in 2023 under the Operational Compliance Committee) oversees our product safety compliance programs, its product safety policies, and our compliance with applicable product safety laws and regulations. It is comprised of a cross-functional group of representatives involved, directly or indirectly, with product safety matters across the organization and meets on a quarterly basis.
Because non-compliance with applicable product safety laws and regulations could result in lawsuits, substantial fines and/or penalties, operational costs (e.g. for recall, reformulation, replacement, or disposal of non-compliant products), as well as reputational harm, Gildan deploys considerable efforts to comply with applicable product safety laws and regulations in the jurisdictions in which we operate. Although we believe we comply in all material respects with applicable products safety laws and regulations in the jurisdictions in which we operate, the extent of our liability and risk of business interruption, if any, due to an actual or alleged compliance failure cannot be reasonably determined.
Intellectual Property
Trademarks, trade names, patents and domain names, as well as related logos, designs and graphics, provide substantial value in the development and marketing of the Company’s products and are important to our continued success. As a result of successive acquisitions over the past years, we now own a large portfolio of trademarks covering, among others, the Gildan®, GoldToe®, Comfort Colors®, Peds® and American Apparel® families of brands, with trademarks registered in Canada, in the U.S. and in many other countries where our products are manufactured and/or sold.
With the recent acquisition of HanesBrands, we have added a number of widely recognized trademarks, including the Hanes®, Bonds®, Bali®, Maidenform®, Sol y Oro®, Sheridan®, Bras N Things®, Playtex®, Wonderbra®, Berlei®, Comfortwash® and JMS/Just My Size®.
In addition, we continue to expand registration of these trademarks internationally and we vigorously monitor and enforce the Company’s intellectual property against infringement and violations where and to the extent legal, feasible and appropriate.
Some of our trademarks are licensed to third parties. In the United States and Canada, the Playtex® trademark is owned by Playtex Marketing Corporation, of which we own a 50% interest, and which grants to us a perpetual royalty-free license to the Playtex® trademark on and in connection with the sale of apparel in the United States and Canada. In Europe, we license the Playtex® and Wonderbra® trademarks to the DIM Brands International Group for the sale of innerwear products in the European Union, the United Kingdom and a number of European countries. The DIM Brands International Group also has the right to distribute Maidenform®-branded innerwear products in the European Union, the United Kingdom, and several other European countries. Outside the United States and Canada, we own the Playtex® trademark and perpetually license such trademark to an unaffiliated third party for non-apparel products. We own the Berlei® trademark in Australia, New Zealand, South Africa and a limited number of smaller jurisdictions. Apart from these jurisdictions, the Berlei® trademark is owned by an unaffiliated third party in most major markets, including Japan, China, the United States and the European Union.
We also partner with Authentic Brands Group LLC, owner of the Champion® brand, through a licensing agreement for the printwear channel in the U.S. and Canada, and license the Polo® brand from Ralph Lauren for men’s underwear in the US, Canada, Mexico, and Japan.
We also own a number of copyrights. Most of our copyrights are unregistered, although we have a sizable portfolio of copyrighted lace designs that are the subject of a number of registrations at the United States Copyright Office.
Environmental, Social and Governance (ESG)
Gildan has always placed a high priority on operating responsibly, ethically, and transparently. Approximately 20 years ago, Gildan began the implementation of initiatives to focus on the most material ESG-related issues to our Company. These initiatives covered ESG topics such as supply chain standards and labour practices, environmental policy/management systems, corporate governance and risk management. While our ESG strategy has evolved, the key policies implemented during this time continue to be fundamental to our operations. ESG is core to Gildan’s long-term business strategy and a key element of our success. As one of the most vertically integrated manufacturers in the apparel industry, producing the vast majority of the products we sell in our owned and/or Company-operated facilities, we have the advantage of exercising direct control on how we operate and in driving our ESG practices consistently across our operations.
We conduct periodic materiality assessments with respect to ESG issues and broader sustainability trends impacting our company, business operations and our sector.
Next Generation ESG Strategy
In 2025, Gildan embarked on its fourth year of implementing its Next Generation ESG strategy, which encompasses a broad range of initiatives. These include reducing carbon footprint and water intensity, fostering a circular economy, supporting regional economic development, ensuring respect for human rights, and maintaining safety standards throughout the supply chain. The strategy also embraces a commitment to people, with a focus on investing in our workforce, promoting culture and belonging, in addition to enhancing ESG transparency. This strategy includes 10 core targets focused on five different pillars: Climate Energy and Water; Circularity; Human Capital Management; Long Term Value Creation; and Transparency and Disclosure. For more detailed information regarding the process of these initiatives, please refer to Gildan's 2024 ESG report. Information in our 2024 ESG Report does not form part of and is not incorporated by reference in this Annual Information Form.
Environmental
At Gildan we are committed to reducing our environmental impact in the communities in which we operate. Our Global Environment and Energy Policy, Restricted Substances Code of Practice (RSCP), and Environmental Management System (EMS) govern our environmental stewardship across our global operations. The Global Environment and Energy Policy describes and reinforces behaviours that ensure the Company will meet or exceed local laws, as well as our own internal standards. Our EMS is based on ISO 14001, an international environmental management standard that has guided the framework we use to evaluate our procedures for water conservation and management, wastewater discharges, energy consumption, chemical handling and storage, raw materials, waste generation, biodiversity protection, and emissions and spill control.

We are subject to various federal, state and local environmental regulations in the jurisdictions in which we operate, concerning, among other things, environmental licenses, wastewater discharges, air emissions, storm water flows, and waste disposal. Our manufacturing facilities generate waste, which are reused, recycled, or disposed of by licensed waste management companies. Through our Global Environment & Energy Policy, Restricted Substances Code of Practice, and Environmental Management System, we seek to comply with all applicable laws and regulations, to contribute to the prevention of biodiversity loss across our operations, and to reduce our environmental footprint through an efficient use of our resources, landfill reduction and the prioritization of recycling. Although we believe that we are currently in compliance in all material respects with the regulatory requirements of those jurisdictions in which our facilities are located, the extent of our liability, if any, for failures to comply with laws, regulations, and permits applicable to our operations cannot be reasonably determined.

In line with our commitment to the environment, as well as to the health and safety of our employees, we incur capital and other expenditures each year that are aimed at achieving compliance with current environmental standards. There can be no assurance that future changes in federal, state, local or other regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional environmental remediation expenditures, fines or penalties or result in a disruption to our supply chain that could have an adverse effect on our business.
Social
Gildan is committed to respecting human rights and ensuring strong labour practices are in place both in our own operations and in our supply chain. Our commitments to promoting ethical labour practices and safe working conditions are embodied in our codes and global policies: Code of Conduct, Code of Ethics, Human Rights Policy, Responsible Production and Sourcing Policy, Health and Safety Policy, Our Approach to Wages, and the guidelines set forth in our Social & Sustainable Compliance Guidebook. Our codes, policies, and statements are reviewed periodically to ensure they are up to date and adhere to local laws and international standards. The Code of Conduct encompasses the standards set forth by the International Labour Organization (ILO), the UN Guiding Principles on Business and Human Rights, and the OECD Guidelines for Multinational Enterprises. In addition, we ensure that our Code of Conduct adheres to the latest principles and standards of the Fair Labor Association (FLA), the Worldwide Responsible Accredited Production ("WRAP"), and the Supplier Ethical Data Exchange ("SEDEX"). Moreover, Gildan is committed to upholding and respecting human rights as established in the UN International Bill of Human Rights (consisting of the Universal Declaration of Human Rights, the International Covenant on Civil and Political Rights, and the International Covenant on Economic, Social and Cultural Rights), as well as the UN Guiding Principles on Business and Human Rights. We are subject to various federal, state and local human rights and labour regulations in the jurisdictions in which we operate, concerning, among other things, modern slavery, forced labour, freedom of association and collective bargaining, and occupational health and safety. Our Modern Slavery Report reaffirms our commitment to identifying and eradicating from our supply chain and operations any form of slavery or human trafficking. Our Social and Sustainable Compliance Guidebook describes our human rights assessment processes to prevent and mitigate human rights risks in our supply chain. Through our Global Social Compliance program, we take steps to ensure we source products from suppliers with responsible practices. Gildan identifies and assesses potential risks in its supply chain by conducting a due diligence review of potential business partners prior to entering into major sourcing or supply agreements. Where required, we perform deeper due diligence, working with internal experts and third-party consultants on an as needed basis. We guide leaders at all levels of the organization in implementing best practices in health and safety, environmental welfare, and social responsibility, which reflects in their day-to-day actions. Employees also participate in our annual Code of Conduct training program, which incorporates human rights related training. We also encourage employees, suppliers and business partners to report concerns in accordance with our Speak Up! Whistleblowing Policy for Employees and External Stakeholders. We are cognizant of the fact that modern slavery, forced labour, child labour, and human trafficking issues are complex, and we continue to work on addressing these evolving risks in our business. We are committed to the health and safety of our employees. In support of this commitment, we make regular capital and operational investments to ensure compliance with applicable human rights and labour standards. There can be no assurance that future changes in federal, state or local regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional remediation expenditures, or result in fines, penalties, lawsuits, negative publicity which could harm our reputation, disruption to our supply chain, all of which could have an adverse effect on our business.
Human Capital Management
At Gildan, we understand that our most important resource is our people. As such, we recognize our responsibility to provide them with rewarding, safe, and healthy work environments where they are empowered to succeed.

Employees. Gildan employs approximately 80,000 employees worldwide. The Company has historically been able to operate in a productive manner in all of its manufacturing facilities without experiencing material labour disruptions, such as strikes or work stoppages.

We provide favourable working conditions for all our employees worldwide. All of Gildan’s operations are governed by the Company’s Code of Conduct, which we update from time to time to ensure that we continue to comply with local laws and the most current international standards. The Code of Conduct follows applicable International Labour Organization Conventions, the FLA standards, and the WRAP guidelines, SEDEX, as well as best practices of leading organizations in the area of sustainability.

We use internal and external monitoring programs in order to verify compliance not only with local labour laws, but with internationally recognized labour standards as well as the Company’s Code of Conduct. Our social compliance monitoring is composed of both external third-party audits and internal monitoring audits. Internal audits are done on an unannounced basis while independent third-party monitors also regularly audit our plants, both on an announced and unannounced basis.

Gildan has been a member of the Fair Labor Association (FLA) since 2003. It became the first vertically‑integrated apparel manufacturer to earn FLA accreditation in 2007, demonstrating strong policies and practices to monitor labor conditions. This accreditation was renewed in 2019. At the end of 2025, Gildan received confirmation of its reaccreditation after successfully completing the FLA’s 3‑year Milestone 5 Evaluation, which verifies that companies continue to meet FLA standards over time.

Many of our sewing facilities, including our first vertically integrated textile and sewing facility in Bangladesh, have been certified by WRAP, an independent, non-profit organization dedicated to the promotion and certification of lawful, humane and ethical manufacturing throughout the world. WRAP, through independent third-party verification, certifies facilities that comply with its code of conduct. In addition, our facilities in Bangladesh as well as our contractors’ facilities in Haiti and Bangladesh, are assessed by the Better Work Programme, which is a comprehensive collaborative program between the United Nation’s International Labour Organization and the International Finance Corporation designed to improve working conditions and respect of labour rights of workers, and boost the competitiveness of apparel businesses. All of our third-party sewing contractors are contractually required to follow prescribed employment policies as well as our Code of Conduct.

Health and Safety. When it comes to our employees, our foremost responsibility is to provide safe and healthy work environments. Gildan’s low safety incident and injury rates reflect strong collaboration with employees, who actively contribute to building a culture of safety. More than 90% of our facilities have employee‑driven health and safety committees. We also invest in workplace infrastructure and continue to implement comprehensive monitoring and management processes.

Our commitments extend beyond safety to include the promotion of employee health and wellness. At all of our owned manufacturing facilities in Latin America and Asia, we provide free onsite medical clinics and primary care. In addition, we run a variety of health awareness campaigns, including ergonomics training focused on reducing the risk of musculoskeletal disorders.

Since 2021, the Company has been implementing a Health and Safety Management System based on ISO 45001, one of the world’s most rigorous occupational health and safety standards. As of 2025, four facilities in the Dominican Republic and two facilities in Nicaragua have received ISO 45001 certification. In addition, one U.S. Distribution Center and one U.S. Yarn Facility have undergone audits and were officially recommended for certification.

Inclusion & Belonging. Gildan is firmly committed to a strong, inclusive culture focused on supporting the organization’s vision of an inclusive, innovative and performance driven work environment. In 2025, Gildan reconfirmed its commitment to Inclusion and Belonging by updating its Global Inclusion and Belonging Policy (I&B Policy). The policy reflects Gildan’s commitment to building a workplace where everyone feels valued, respected and empowered. It applies to all employees and those of its business partners globally, guiding how they work, lead, and engage with one another. It additionally provides the foundation for accountability and embedding inclusion into every part of the business.

The I&B Policy is anchored on three (3) strategic pillars: (1) People – advance inclusion and foster belonging by offering accessible and relevant Learning and Development opportunities and employee-led communities; (2) Systems – embed equitable and accessible human resources processes and practices ensuring fairness across the employee lifecycle. This can be achieved by strengthening how workforce data is collected, analyzed and used to support data informed decision making and monitor progress; and (3) Social impact – ensure community efforts reflect the diversity of the communities we operate in through inclusive community partnerships, employee engagement programs, and storytelling. This can be achieved by measuring, benchmarking and transparently sharing our progress to build trust and accountability. Inclusion and Belonging at Gildan is everyone’s responsibility, as such, the I&B Policy also provides leadership expectations, and employee responsibilities.

In furtherance of these commitments to Inclusion and Belonging, we have continued to implement several strategic initiatives, including the introduction of a global mentorship program, continued benchmarking efforts in Canada and the U.S. with Women in Governance to advance equity and inclusion, commemorations and celebrations of various national and international days to foster awareness, engagement and inclusion. HanesBrands has 5 active employee led groups that facilitate inclusion-related activities and events at Winston-Salem corporate offices. They continue to leverage their Thriving Together Quarterly trainings, available to salaried employees across numerous geographical locations, which include topics on psychological safety, emotional courage, and the importance of continued growth.

As of December 28, 2025, the total percentage of female employees in Gildan’s global workforce (excluding HanesBrands and its subsidiaries, for which integration process is ongoing) was 44%. We also remain committed towards our target of achieving gender parity (40%) for roles at director-level and above by 2027. In 2025, Gildan (excluding HanesBrands and its subsidiaries) achieved 32.7% female representation at director and above levels, which is slightly below our 2025 target of 35%. We are working on achieving our goal through industry informed best practices in inclusive and equitable hiring practices, talent management and retention strategies. Furthermore, to ensure accountability, a live global demographic analytics dashboard is utilized to monitor progress and subsequently leverage actions across our global operations with a working group that meets monthly.

Wages and Benefits. Investing in our people is a cornerstone of our success, and we want to reward our employees’ contributions by providing them with benefits that create value for them, both professionally and personally. We believe that employees have the right to a fair wage for a regular work week that covers basic needs and provides some level of discretionary income. We recognize our responsibility to contribute to a higher standard of living for our employees by offering benefits, including, depending on facilities, free onsite medical clinics, vaccination and medicine programs, parental leave, financial assistance, subsidized meals, and free transportation. We contribute to our communities and strive to have a positive impact by helping them become stronger and more resilient through investments in local economic development, advancing access to education and promoting healthy and active lifestyles.

Risk Factors
Please see the “Financial Risk Management”, “Critical Accounting Estimates and Judgments”, and the “Risks and Uncertainties” sections of our 2025 Annual MD&A, which are incorporated herein by reference.
DIVIDEND POLICY
In December 2010, the Company announced the adoption of a dividend policy which aims to declare and pay cash dividends on a quarterly basis.
As part of the Company’s capital allocation framework, the Board of Directors considers several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows for working capital requirements, capital expenditures, debt covenants and repayment obligations, the macro-economic environment, and present and/or future regulatory, legal or contractual restrictions.
On February 21, 2023, the Board of Directors approved a 10% increase in the amount of the then current quarterly dividend, increasing the quarterly dividend from $0.169 to $0.186 per common share. On February 20, 2024, the Board of Directors approved a 10% increase in the amount of the then quarterly dividend, increasing the quarterly dividend to $0.205 per common share. On February 18, 2025, the Board of Directors approved a 10% increase in the amount of the then current quarterly dividend, increasing the quarterly dividend to $0.226 per common share. On February 25, 2026, the Board of Directors approved a 10% increase in the amount of the then current quarterly dividend, increasing the quarterly dividend to $0.249 per common share.

For each of the three most recently completed financial years, the Company declared and paid dividends on its common shares as follows:

Date of dividend declaration	Amount of dividend per common share

February 21, 2023	0.186
May 3, 2023	0.186
August 2, 2023	0.186
November 1, 2023	0.186
February 20, 2024	0.205
May 1, 2024	0.205
July 31, 2024	0.205
October 30, 2024	0.205
February 18, 2025	0.226
April 29, 2025	0.226
July 30, 2025	0.226
October 28, 2025	0.226

CAPITAL STRUCTURE
The following is a description of the material terms of our common shares, our First Preferred shares and our Second Preferred shares, as set forth in the Articles of the Company. Our authorized share capital consists of an unlimited number of common shares, of which 185,175,215 were issued and outstanding as of February 23, 2026, and an unlimited number of First Preferred shares and Second Preferred shares, each issuable in series, none of which are issued and outstanding.
First Preferred Shares
Issuance in Series
The First Preferred shares are issuable in series and the Board of Directors has the right, from time to time, to fix the number of, and to determine the designation, rights, privileges, restrictions and conditions attaching to, the First Preferred shares of each series, subject to the limitations, if any, set out in the Articles of the Company.

Rank
The First Preferred shares rank senior to the Second Preferred shares and to the common shares with respect to the payment of dividends, return of capital and the distribution of assets in the event of the liquidation, dissolution or winding‑up of Gildan. The First Preferred shares in each series rank equally with the First Preferred shares of any other series.

Voting Rights
Unless the Articles otherwise provide with respect to any series of the First Preferred shares, the holders of the First Preferred shares are not entitled to receive any notice of or attend any meeting of the shareholders of Gildan and are not entitled to vote at any such meeting.

Second Preferred Shares
Issuance in Series
The Second Preferred shares are issuable in series and the Board of Directors has the right, from time to time, to fix the number of, and to determine the designation, rights, privileges, restrictions and conditions attaching to, the Second Preferred shares of each series subject to the limitations, if any, set out in the Articles of the Company.

Rank
The Second Preferred shares are subject and subordinate to the rights, privileges, restrictions and conditions attaching to the First Preferred shares. The Second Preferred shares rank senior to the common shares with respect to payment of dividends, return of capital and distribution of assets in the event of the liquidation, dissolution or winding up of Gildan. The Second Preferred shares in each series rank equally with the Second Preferred shares of any other series.

Voting Rights
Unless the Articles otherwise provide with respect to any series of the Second Preferred shares, the holders of the Second Preferred shares are not entitled to receive any notice of or attend any meeting of the shareholders of Gildan and are not entitled to vote at any such meeting.

Common Shares
Following the conversion of all of the Company’s Class B Multiple Voting shares into Class A Subordinate Voting shares, the Company’s shareholders approved a special resolution on February 2, 2005 to amend the Company’s Articles in order to change each of the issued and outstanding Class A Subordinate Voting shares into common shares, on a one-for-one basis, and to remove the Class B Multiple Voting shares and the Class A Subordinate Voting shares.
The common shares are subject and subordinate to the rights, privileges, restrictions and conditions attaching to the First Preferred shares and the Second Preferred shares. Each holder of common shares shall have the right to receive any dividend declared by the Company and the right to receive the remaining property and assets of the Company on dissolution.
Each holder of common shares is entitled to receive notice of and to attend all meetings of shareholders of the Company, except meetings at which only holders of another particular class or series shall have the right to vote. Each Common Share entitles the holder thereof to one vote.
MARKET FOR SECURITIES
The common shares are listed on the NYSE and the TSX under the symbol “GIL”.
The table below shows the monthly price range per Common Share and the trading volume of the common shares for the fiscal year ended December 28, 2025 on the TSX (in Cdn$) and on the NYSE (in US$).

COMMON SHARES
Toronto Stock Exchange (TSX)(1)				New York Stock Exchange (NYSE)(2)
Month	High (Cdn$)	Low (Cdn$)	Trading Volume	Month	High	Low	Trading Volume
January	75.87	66.75	5,843,352	January	52.41	46.50	2,251,578
February	78.42	72.18	7,911,260	February	55.09	50.50	2,431,319
March	76.78	63.08	10,661,662	March	52.92	44.19	2,781,128
April	65.24	53.67	12,209,610	April	46.12	37.68	4,383,567
May	70.10	63.69	10,708,839	May	50.22	46.01	3,118,130
June	67.10	62.92	7,559,639	June	49.24	46.32	2,324,760
July	73.07	68.12	6,876,916	July	53.16	49.57	2,450,892
August	78.45	67.65	9,647,469	August	56.59	49.12	4,441,328
September	80.48	72.31	12,144,885	September	57.80	52.42	4,158,075
October	85.86	81.79	10,689,010	October	61.52	58.29	4,703,597
November	82.25	77.72	12,662,880	November	58.63	55.39	5,497,150
December 1-28	89.08	79.04	13,087,767	December 1-28	64.63	57.03	10,793,869
(1) The trading volumes do not include trades done on alternative trading systems and only represent those on the TSX, or approximately 62% of all trades executed in Canada (approximately 194 million common shares).
(2) The trading volumes do not include trades done on alternative trading systems and only represent those on the NYSE, or approximately 21% of all trades executed in United States (approximately 234 million common shares).

CREDIT RATINGS
As at December 28, 2025, our credit ratings were as follows:

	Rating Agency	Rating	Trend
Issuer Credit Rating	Moody's	Baa3	Stable
	S&P	BBB-	Stable
	DBRS	BBB	Stable
	Fitch	BBB	Stable
Senior Unsecured Debt	Moody's	Baa3	Stable
	S&P	BBB-	Stable
	DBRS	BBB	Stable
	Fitch	BBB	Stable

Our current credit ratings are given the following credit characteristics by Moody’s, Standard & Poor’s (“S&P”), Fitch and DBRS Limited (“DBRS”) which are based on information made available to the public.

Moody’s has 9 issuer rating categories and long-term debt rating categories, each ranging from Aaa to C and uses numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa. Modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; modifier 2 indicates a mid-range ranking; and modifier 3 indicates a ranking in the lower end of the generic rating category. The Baa3 issuer credit rating assigned to us by Moody’s indicates that we rank in the fourth highest of Moody’s 9 rating categories. Issuers which are rated in the Baa3 category by Moody’s are considered to offer adequate financial security. However, certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Issuer ratings assigned by Moody’s address the overall credit strength of the issuer, are based on the entity itself and do not include consideration for security or ranking.

When Moody’s places its ratings on review, + is for possible upgrade, - is for downgrade and * is for developing. The rating trend indicates the direction in which Moody’s considers the rating is headed should present tendencies continue, or in some cases, unless challenges are addressed. In general, Moody’s view is based primarily on an evaluation of the issuing entity or debt instruments, as applicable, but may also include consideration of the outlook for the industry or industries in which the issuing entity operates.

S&P has 10 issuer rating categories and long-term debt rating categories, each ranging from AAA to D and uses plus (+) or minus (-) from AA through CCC to show relatives standing within the major rating categories. The BBB- issuer credit rating assigned to us by S&P indicates that we rank in the fourth highest of S&P 10 rating categories. Issuers which are rated in the BBB- category by S&P are considered to offer adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. Issuer ratings assigned by S&P address the overall credit strength of the issuer, are based on the entity itself and do not include consideration for security or ranking.

In determining a rating outlook, consideration is given by S&P to any changes in the economic and/or fundamental business conditions. An outlook is not necessarily a precursor of a rating change or future credit watch action. The 4 possible outlook changes are positive, negative, stable or developing. The rating trend indicates the direction in which S&P considers the rating is headed should present tendencies continue, or in some cases, unless challenges are addressed. In general, S&P view is based primarily on an evaluation of the issuing entity or debt instruments, as applicable, but may also include consideration of the outlook for the industry or industries in which the issuing entity operates.

Fitch has 9 issuer rating categories and long-term debt rating categories, each ranging from AAA to C and uses plus (+) or minus (-) from AA through CCC to show relatives standing within the major rating categories. The BBB issuer credit rating assigned to us by Fitch indicates that we rank in the fourth highest of Fitch 9 rating categories. Issuers which are rated in the BBB category by Fitch are considered as good credit quality and indicate that expectations of defaults risk are currently low. The capacity for payment of financial commitment is considered adequate but adverse business or economic conditions are more likely to impair capacity. Issuer ratings assigned by Fitch address the overall credit strength of the issuer, are based on the entity itself and do not include consideration for security or ranking.

Fitch may append to a rating to denote a relative status within major rating categories with “+” or “-“. The rating trend indicates the direction in which Fitch considers the rating is headed should present tendencies continue, or in some cases, unless challenges are addressed.

DBRS has 10 issuer rating categories and long-term debt rating categories, each ranging from AAA to D and uses the designation “(high)” and “(low)” in all rating categories other than AAA and D to show the relative standing of a rating within a category. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category. The BBB issuer credit rating assigned to us by DBRS indicates that we rank in the fourth highest of DBRS’s 10 rating categories. Issuers which are rated in the BBB category by DBRS are considered to be of adequate credit quality and the capacity for the payment of their financial obligations is considered acceptable. However, issuers in the BBB rating category may be vulnerable to future events. Issuer ratings assigned by DBRS address the overall credit strength of the issuer, are based on the entity itself and do not include consideration for security or ranking.

DBRS uses “rating trends” for its ratings in the corporate sector. Rating trends provide guidance in respect of DBRS’s opinion regarding the outlook for the rating in question, with rating trends falling into one of three categories – “Positive”, “Stable” or “Negative”. The rating trend indicates the direction in which DBRS considers the rating is headed should present tendencies continue, or in some cases, unless challenges are addressed. In general, the DBRS view is based primarily on an evaluation of the issuing entity or debt instruments, as applicable, but may also include consideration of the outlook for the industry or industries in which the issuing entity operates. A Positive or Negative Trend is not an indication that a rating change is imminent. Rather, a Positive or Negative Trend represents an indication that there is a greater likelihood that the rating could change in the future than would be the case if a Stable Trend was assigned to the issuing entity or debt instruments, as applicable. DBRS assigns a rating trend for each security of an issuing entity, and it is not unusual for securities of the same entity to have different trends.

The credit ratings assigned by the various rating agencies (Moody’s, S&P, Fitch, DBRS) are not a recommendation to purchase, hold, or sell our securities and may be subject to revision or withdrawal. Such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that the ratings will remain in effect for any given period of time or that the ratings will not be revised or withdrawn entirely in the future if in the judgment of the applicable rating agency circumstances so warrant.

DIRECTORS AND OFFICERS
Directors
Listed below is certain information about the directors of Gildan in office as of the date hereof. The directors have served in their respective capacities since their election and/or appointment and will continue to serve until the next annual meeting of shareholders or until a successor is duly elected.

Name and Municipality of Residence	Principal Occupation	Director Since
Michael Kneeland(1) Osprey, Florida, United States	Corporate Director	May 2024
Glenn J. Chamandy Westmount, Quebec, Canada	Co-Founder, President and Chief Executive Officer of Gildan	May 1984 to December 2023 and since May 2024
Michener Chandlee(2)(3) Ponte Vedra Beach, Florida, United States	Chief Financial Officer of WHOOP, Inc.	May 2024
Anne-Laure Descours(3) Hong Kong, China	Corporate Director	March 2025
Ghislain Houle(2)(4) Westmount, Quebec, Canada	Executive Vice-President and Chief Financial Officer of Canadian National Railway Company	May 2024
Mélanie Kau(3)(4) Westmount, Quebec, Canada	Entrepreneur, Corporate Director	May 2024
Deepak Khandelwal Oakville, Ontario, Canada	Corporate Director	February 2026
Peter Lee(3)(4) Corte Madera, California, United States	Co-Founder and Partner of Browning West LP	May 2024
Karen Stuckey(2)(4) San Marcos, Texas, United States	Corporate Director	May 2024
(1)    Chair of the Board.
(2) Member of the Audit Committee.
(3)    Member of the Corporate Governance and Social Responsibility Committee.
(4)    Member of the Compensation and Human Resources Committee.

Michael Kneeland is currently the non-executive Chairman of the board of directors of United Rentals, Inc. (NYSE:URI) and member of the board of directors of GXO Logistics, Inc. (NYSE: GXO). With nearly 26 years at United Rentals, he transitioned from Chief Executive Officer to Chairman in 2019. During his tenure, he oversaw the growth of the equipment rental business, managing acquisitions totaling nearly $8 billion. Prior to this, in 2015, he was appointed to the National Advisory Board for the Johns Hopkins Berman Institute of Bioethics. Mr. Kneeland also served on the board of directors for YRC Worldwide, Inc. from 2011 to 2019 and for Brinks Home Security from 2019 to 2023.

Glenn J. Chamandy is the Co-Founder, President and Chief Executive Officer of Gildan. He has over 40 years of experience leading Gildan and a strong record of value creation. He oversaw the growth of the business and building Gildan’s low-cost vertically manufacturing business. Mr. Chamandy also oversaw the Company’s expansion into Central America and Bangladesh and led the strategic acquisition of HanesBrands in 2025. He has served as the CEO of Gildan for 20 years. In 2015, Mr. Chamandy founded The Chamandy Foundation, a private family foundation with a vision of improving the lives of the younger generation through funding areas such as health and wellness, education, poverty, research, and the environment.

Michener Chandlee is currently the Chief Financial Officer of WHOOP, Inc., bringing 30 years of extensive leadership experience from the retail sector and a deep understanding of global supply chain management. Before joining WHOOP, Inc., he served as the Chief Financial Officer of Fanatics Commerce Inc. (formerly Fanatics Inc.) from 2019 to 2023. Prior to that, he spent 18 years at Nike, Inc. (NYSE:NKE), where he held various roles, including Chief Risk Officer and Vice-President of Corporate Audit, as well as Vice-President and Chief Financial Officer of the Global Marketplace, Vice-President and Chief Financial Officer North America, Chief Financial Officer Emerging Markets and Chief Financial Officer of NIKE Golf. Mr. Chandlee holds a bachelor's degree from Roanoke College and an MBA from IESE Business School.

Anne-Laure Descours currently acts as a consultant and advisor in Sustainability and Sourcing for PUMA SE, both in Asia and Europe. Ms. Descours joined PUMA SE in 2012 and was the Chief Sourcing Officer and a member of the Management Board of PUMA SE from 2019 to December 2024. In her role as Chief Sourcing Officer, Ms. Descours was overseeing product development and sourcing activities, and was responsible for sustainability across the global PUMA Group, bringing over 30 years of experience in the sourcing industry. Prior to PUMA SE, she worked for international sourcing organizations, such as Li & Fung and Otto International, all based in Hong Kong. Ms. Descours holds a Master degree in Fashion and Design Management from the Institut Français de la Mode and a Master in Management from ESC Clermont Business School.

Ghislain Houle is currently the Executive Vice-President and Chief Financial Officer of the Canadian National Railway Company (TSX:CNR, NYSE:CNI), a role he has held since 2016. Mr. Houle brings 30 years of extensive experience as a financial leader with a focus on financial management, strategic planning, and strategic acquisitions. He has spent nearly 26 years at the Canadian National Railway Company across various roles, including as the Vice-President and Corporate Controller, as well as the Vice-President of Financial Planning. He has also held other financial roles in the Company. Mr. Houle is a Chartered Professional Accountant (CPA) and holds a Master of Business Administration from McGill University.

Mélanie Kau leads K2 Real Estate, a commercial developer of quality retail sites. She also sits on the board of Alimentation Couche-Tard Inc. (TSX:ATD) and is a member of its Human Resources and Corporate Governance Committee. Ms. Kau possesses deep knowledge of corporate governance and has extensive experience working with the founders of highly successful businesses. She also has experience in the oversight of developing succession candidates in complex situations, including at Alimentation Couche-Tard Inc., as Chair of the board of Aéroports de Montréal and as Chair of Human Resources at The Fertility Partners, a private equity-backed company in the North American fertility space. Ms. Kau holds a Master of Business Administration from Concordia University and a Master of Journalism from Northwestern University.

Deepak Khandelwal sits on the board of HomeEquity Bank, Alliant Credit Union and Ivey Business School Foundation. He is a former C-level executive with over 30 years of experience in large global companies including Google, McKinsey, Rogers, and CIBC. He has driven major digital, operational, and client experience transformations in B2B and B2C. At Google, he co-led the SMB Advertising Business globally with over $25 Billion annual revenue. At CIBC, he was Senior Executive Vice-President and Group Head with broad digital and operations responsibilities. At Rogers, he was the Chief Customer Officer leading a team of 10,000+ employees and managing a $1 Billion cost base to transform the employee and client experience. He was also a partner at McKinsey where he spent over 15 years and led their global Customer Care practice. Mr. Khandelwal holds an Electrical Engineering degree from the University of Saskatchewan and an MBA from the Ivey Business School at Western University.

Peter Lee is Co-Founder and Partner of Browning West LP, where he plays a leading role in investment research and capital allocation. He is also currently a director on the board of CAE Inc. (TSX:CAE, NYSE:CAE) and is a member of its Human Resources Committee. Before co-founding Browning West LP in 2019, he was an Investment Associate at Criterion Capital Management, where he was responsible for identifying and researching investment opportunities across multiple sectors. Mr. Lee also held roles at Grey Mountain Partners and Lazard. Additionally, he has served on the board of Countryside Properties plc (LSE). Mr. Lee holds a Bachelor of Arts from Carleton College and a Master of Business Administration from Harvard Business School.

Karen Stuckey currently sits on the board of At Home Group Inc. (formerly listed on the NYSE), a home decor superstore, and is the Chair of the Compensation and Human Capital Committee. She brings 35 years of customer-driven leadership experience in retail and consumer goods companies. She comes with a wealth of knowledge spanning merchandising P&L, managing a $40B+ private brand portfolio, as well as product development leadership experience. Additionally, she possesses deep global sourcing and supply chain management expertise. She served most recently as the Senior Vice-President of Private Brands at Walmart Inc. Ms. Stuckey spent 17 years with Walmart in senior Merchandising P&L and Private Brand development roles in apparel, home, and general merchandise. From 2015 to 2022, she served as the Senior Vice-President of Private Brands at Walmart Inc. Prior to Walmart, she served as the President of the HanesBrands Casual Wear division and held other roles across numerous companies, including Target Corporation, Montgomery Ward, and Cato Corporation. Ms. Stuckey was a board member at The Container Store Group, Inc. (previously listed on the NYSE) and a member of its Governance Committee until it went private recently in 2025. Ms. Stuckey holds a Bachelor of Science in Marketing and Economics from St. Norbert College.

Officers
Listed below is certain information about the executive officers (as defined under applicable Canadian securities laws) of Gildan in office as of the date hereof.

Name and Municipality of Residence	Position Held Within the Company and Principal Occupation
Glenn J. Chamandy(1) Westmount, Quebec, Canada	President, Chief Executive Officer and Director
Luca Barile(1) Montreal, Quebec, Canada	Executive Vice-President, Chief Financial Officer
Chuck J. Ward Derricks, St. James, Barbados	Executive Vice-President, Chief Commercial Officer
Benito A. Masi Panama City, Panama	President, Manufacturing
Rob Assal(1) Toronto, Ontario, Canada	Executive Vice-President, Chief Legal and Administrative Officer
Brooke Ferguson(1) Montreal, Quebec, Canada	Executive Vice-President, Chief Human Resources Officer
Jason DeHaan(1) Montreal, Quebec, Canada	Executive Vice-President, Chief Information Officer
(1) Officer of the Company.
Glenn J. Chamandy is the Co-Founder, President and Chief Executive Officer of Gildan. He has over 40 years of experience leading Gildan and a strong record of value creation. He oversaw the growth of the business and the development of Gildan’s low-cost vertically manufacturing business. Mr. Chamandy also oversaw the Company’s expansion into Central America and Bangladesh and led the strategic acquisition of HanesBrands in 2025. He has served as the Chief Executive Officer of Gildan for 20 years. In 2015, Mr. Chamandy founded The Chamandy Foundation, a private family foundation with a vision of improving the lives of the younger generation through funding areas such as health and wellness, education, poverty, research, and the environment.

Luca Barile joined Gildan’s Finance team in 2012 and has held various leadership positions, including roles in Financial Planning and Analysis, and in Financial Operations. In 2021, Mr. Barile was appointed as Vice-President of Internal Audit and Enterprise Risk Management. In 2023, he was appointed as Chief Financial Officer, Sales, Marketing and Distribution, before being promoted to the position of Executive Vice-President, Chief Financial Officer as of March 2025. Prior to joining Gildan, Mr. Barile obtained his Chartered Professional Accountant (CPA) designation during his external audit and advisory tenure at Deloitte.

Chuck J. Ward joined Gildan in April 2011 as part of the acquisition of GoldToe Moretz Holdings Corp., where he served as Executive Vice-President and Chief Financial Officer. Upon joining Gildan, Mr. Ward served as Vice-President, Integration, leading the integration of GoldToe into Gildan. In 2012, Mr. Ward was appointed to the position of Senior Vice-President, Yarn Spinning, and was responsible for leading the strategic development and operations of Gildan’s yarn spinning facilities. In 2020, Mr. Ward was appointed to the role of Senior Vice-President, North America, where he was responsible for sales, distribution and planning for the North American market. Until his appointment as Executive Vice-President, Chief Operating Officer in March 2025, Chuck J. Ward served as President, Sales, Marketing and Distribution, with global responsibility for sales and sales strategy, marketing, planning, and distribution since 2021. In December 2025, Mr. Ward assumed the role of Chief Commercial Officer, leading the unified commercial organization across Printwear and Retail.

Benito A. Masi has been involved in apparel manufacturing for over 30 years. As President, Manufacturing, Mr. Masi is responsible for the strategic and operational performance of Gildan’s worldwide manufacturing facilities and supply chain. He joined Gildan in 1986, and since then has held various positions in the Company. He was appointed Vice-President, Apparel Manufacturing in February 2001. In August 2004, he was appointed Executive Vice-President, Apparel Manufacturing and his title was changed to Executive Vice-President, Manufacturing in January 2005. Mr. Masi’s title was subsequently changed to President, Manufacturing in 2018.

Rob Assal joined Gildan in August 2025 as Executive Vice-President, Chief Legal and Administrative Officer. In this role, he is responsible for overseeing the Company’s global legal affairs, corporate governance, corporate development, commodities and customs compliance, ESG, and corporate security. Prior to joining Gildan, Mr. Assal served as Vice-President and General Counsel with Magna International Inc. (TSX:MG, NYSE:MGA), where he led a global team and advised on strategic initiatives, complex corporate matters, mergers and acquisitions and product quality compliance. Mr. Assal brings over 15 years of executive experience and strategic legal counsel to support Gildan’s operations and growth initiatives. Prior to his tenure at Magna International Inc., Mr. Assal held various legal roles, including at one of Canada’s leading law firms.

Brooke Ferguson joined Gildan in 2025 and currently serves as Executive Vice-President, Chief Human Resources Officer. Prior to this, Ms. Ferguson built her career spanning over 30 years at Hudson’s Bay Company (HBC), where she held a series of increasingly senior HR roles, leading operations in Canada, the U.S., and India. From 2020 to 2025, Ms. Ferguson served as Chief People Officer at HBC, overseeing enterprise-wide human resources functions. Throughout her career, Ms. Ferguson held numerous key positions, leading both functional and operational HR areas with a strong commitment to talent development and the implementation of innovative, cost-effective strategies supporting the organization. Ms. Ferguson holds a Human Resources Executive Certification (CHRE) issued by the Human Resources Professionals Association (HRPA).

Jason DeHaan joined Gildan in July 2017 and currently serves as Executive Vice-President, Chief Information Officer. He has over 30 years of experience in information technology. Prior to joining Gildan, Mr. DeHaan served as Chief Information Officer at Abercrombie & Fitch (NYSE:ANF) since 2014, where he previously held key positions on the company’s IT leadership team from 2012 to 2014. He also served as the Chief Information Officer of the City of Chicago from 2010 to 2012 and as its First Deputy Chief Information Officer from 2007 to 2010. Mr. DeHaan leads Gildan's global information technology and information security organization.

As at February 23, 2026, the executive officers and directors of the Company as a group beneficially owned 1,497,522 common shares, which represents 0.8% of the voting rights attached to all common shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions
To the knowledge of the Company, no director or executive officer: (a) is, as at the date of this Annual Information Form, or was, within the 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company that, (i) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer. For the purposes of the paragraphs above, “order” means (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days.

To the knowledge of the Company, no director or executive officer, or no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company: (a) is, as at the date of this Annual Information Form, or has been within the 10 years before the date of this Annual Information Form, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets, except as set out below.

a)Mélanie Kau became a director of Atis Group Inc. (Atis) in October 2017. In early 2021, Atis sought protection of the Superior Court of Québec under the Companies’ Creditors Arrangement Act to restructure its operations. Ms. Kau ceased to act as a director of Atis in February 2021. In December 2021, substantially all of Atis’ non-monetary assets were sold and the entity was put into bankruptcy.

b)    Deepak Khandelwal became a director of Wirkn Inc. in May 2021. Wirkn Inc. filed for bankruptcy in October 2022 and Mr. Khandelwal subsequently ceased to act as a director of Wirkn Inc.

c)    Michael Kneeland became a director of Monitronics International Inc. (Monitronics) in August 2019 in connection with a restructuring of Monitronics following the Chapter 11 bankruptcy cases filed by Monitronics and its subsidiaries in June 2019. Monitronics filed for Chapter 11 bankruptcy protection again in May of 2023 in connection with an agreement among a majority of Monitronic’s stakeholders to support an expedited restructuring. Mr. Kneeland subsequently ceased to act as a director of Monitronics in June 2023.

To the knowledge of the Company, no director or executive officer, or no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company: (a) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

AUDIT AND FINANCE COMMITTEE DISCLOSURE
Mandate of the Audit and Finance Committee
The mandate of the Audit and Finance Committee is included herewith as Appendix A.
Composition of the Audit and Finance Committee
The Audit and Finance Committee is composed of four independent and financially literate directors, as such terms are defined under Canadian and U.S. securities laws and regulations, and in accordance with the NYSE Corporate Governance Standards. Their education and experience relevant to the performance of their responsibilities as members of the Audit and Finance Committee are as follows:

Ghislain Houle – Mr. Houle is currently the Executive Vice-President and Chief Financial Officer of the Canadian National Railway Company (TSX:CNR, NYSE:CNI), a role he has held since 2016. Mr. Houle brings 30 years of extensive experience as a financial leader with a focus on financial management, strategic planning, and strategic acquisitions. He has spent nearly 26 years at the Canadian National Railway Company across various roles, including as the Vice-President and Corporate Controller, as well as the Vice-President of Financial Planning. He has also held other financial roles in the Company. Mr. Houle is a Chartered Professional Accountant (CPA) and holds a Master of Business Administration from McGill University.

Michener Chandlee – Mr. Chandlee is currently the Chief Financial Officer of WHOOP, Inc., bringing 30 years of extensive leadership experience from the retail sector and a deep understanding of global supply chain management. Before joining WHOOP, Inc., he served as the Chief Financial Officer of Fanatics Commerce Inc. (formerly Fanatics Inc.) from 2019 to 2023. Prior to that, he spent 18 years at Nike, Inc. (NYSE:NKE), where he held various roles, including Chief Risk Officer and Vice-President of Corporate Audit, as well as Vice-President and Chief Financial Officer of the Global Marketplace, Vice-President and Chief Financial Officer North America, Chief Financial Officer Emerging Markets and Chief Financial Officer of NIKE Golf. Mr. Chandlee holds a bachelor's degree from Roanoke College and an MBA from IESE Business School.

Karen Stuckey – Ms. Stuckey currently sits on the board of At Home Group Inc. (formerly listed on the NYSE), a home decor superstore, and is the Chair of the Compensation and Human Capital Committee. She brings 35 years of customer-driven leadership experience in retail and consumer goods companies. She comes with a wealth of knowledge spanning merchandising P&L, managing a $40B+ private brand portfolio, as well as product development leadership experience. Additionally, she possesses deep global sourcing and supply chain management expertise. She served most recently as the Senior Vice-President of Private Brands at Walmart Inc. Ms. Stuckey spent 17 years with Walmart in senior Merchandising P&L and Private Brand development roles in apparel, home, and general merchandise. Prior to Walmart, she served as the President of the HanesBrands casualwear division and held other roles across numerous companies, including Target Corporation, Montgomery Ward, and Cato Corporation. Ms. Stuckey was a board member at The Container Store Group, Inc. (previously listed on the NYSE) and a member of its Governance Committee until it went private recently in 2025. Ms. Stuckey holds a Bachelor of Science in Marketing and Economics from St. Norbert College.
Pre-Approval of Non-Audit Services
In accordance with the Code of Ethics of the Ordre des comptables professionnels agréés du Québec (CPA) independence standards for auditors, the Sarbanes-Oxley Act of 2002, and rules of the U.S. Securities and Exchange Commission, the Company is restricted from engaging its external auditor to provide certain non-audit services to the Company and its subsidiaries, including bookkeeping or other services related to the accounting records or financial statements, information technology services, valuation services, actuarial services, internal audit services, corporate finance services, management functions, human resources functions, legal services and expert services unrelated to the audit. The Company does engage its external auditor from time to time to provide certain non-audit services other than the restricted services. All non-audit services must be specifically pre-approved by the Audit and Finance Committee.

External Auditor Service Fees
The aggregate fees billed by KPMG LLP ("KPMG"), the Company’s external auditor, for various audit, audit-related and tax services rendered for the fiscal years 2025 and 2024 were as follows:
Audit Fees — The aggregate audit fees billed by KPMG were Cdn $6,569,750 for fiscal 2025 and Cdn $3,835,250 for fiscal 2024. These fees consisted of professional services rendered for the annual audit of the Company’s consolidated financial statements and the quarterly reviews of the Company’s interim financial statements, and services provided in connection with statutory and regulatory filings or engagements, services provided in connection with Canadian bond offerings, and additional audit procedures related to accounting matters. For fiscal 2025, the fees reflect the increase in the scope of the audit resulting from the Hanes acquisition and for merger securities services related to auditor involvement with SEC registration statement on Form F-4 and Form S-8 and the US Offering Memorandum as a result of the Hanes acquisition. The fees for the annual audit of the Company’s consolidated financial statements include fees relating to KPMG’s audit of the effectiveness of the Company’s internal control over financial reporting.

Audit-Related Fees — The aggregate audit-related fees billed by KPMG were Cdn $482,750 for fiscal 2025 and Cdn $567,250 for fiscal 2024. These services consisted of translation services, ESG assurance, and certification of paid-up capital for Gildan’s subsidiaries.
Tax Fees — The aggregate tax fees billed by KPMG were Cdn $894,000 for fiscal 2025 and Cdn $596,000 for fiscal 2024. These services consisted of tax compliance, including assistance with the preparation and review of tax returns, and the preparation of annual transfer pricing studies.
LEGAL PROCEEDINGS
The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar of the Company is Computershare Investor Services Inc., having offices in Montreal and Toronto, at which the register of transfer of the common shares is held. The co-transfer agent and co-registrar of the Company is Computershare Trust Company, N.A., having an office in Golden, Colorado.
MATERIAL CONTRACTS
Other than the agreements entered into during the normal course of business, the only material agreement entered into in fiscal 2025, or before fiscal 2025 and which is still in force, is the following:
•    The 2023 Rights Plan, which was adopted by the Board of Directors on February 21, 2023 and last approved and ratified by the Company’s shareholders at the annual shareholders’ meeting on May 4, 2023. The 2023 Rights Plan will expire on the date on which the annual meeting of the Company’s shareholders will be held in 2026, with one renewal option subject to shareholder approval, and subject to earlier termination or expiration in accordance with its terms. The 2023 Rights Plan was filed on SEDAR+ on February 22, 2023, and is available at www.sedarplus.ca.
INTERESTS OF EXPERTS
KPMG, the external auditor of the Company, reported on the 2025 Annual Financial Statements, which were filed with the securities regulatory authorities. KPMG have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations. Further, KPMG are independent accountants with respect to the Company under all relevant US professional and regulatory standards.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Certain statements included in this Annual Information Form constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, statements related to the construction and development of the Company's second textile facility within the Bangladesh complex (including related timing and expenditures), Gildan's expectations that it will pause share repurchases until its net debt leverage ratio approximates the midpoint of its target range, the Company's Next Generation ESG strategy and ESG targets, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. In particular, information appearing under the headings “Business Overview” and “Strategy and Objectives” contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of the 2025 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this Annual Information Form.
Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:
•changes in general economic, financial or geopolitical conditions globally or in one or more of the markets we serve;
•our ability to implement our growth strategies and plans, including our ability to bring projected capacity expansion online;
•our ability to successfully integrate acquisitions and realize expected benefits and synergies (including in respect of the acquisition of HanesBrands);
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers, including our largest distributor;
•the fact that our customers do not commit to minimum quantity purchases;
•our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•fluctuations and volatility in the prices of raw materials and energy related inputs, from current levels, used to manufacture and transport our products;
•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials, intermediate materials, and finished goods;
•the success of our marketing, promotional, and innovation programs;
•our level of indebtedness and potential consequences thereof on our business and operations;
•the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, and other unforeseen adverse events;
•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;

•the imposition of trade remedies, compliance with or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•the impact, including broader economic impacts, of the tariffs imposed by the U.S. Administration and of any retaliation measures adopted by other governments, or the imposition of further restrictions or prohibitions on the export or import of goods between countries;
•elimination of government subsidies and credits that we currently benefit from, and the non-realization of anticipated new subsidies and credits;
•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•changes to and failure to comply with environmental and health and safety regulations;
•the impacts of global climate change on our business;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•our reliance on key management and our ability to attract and/or retain key personnel;
•negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•our ability to protect our intellectual property rights;
•our ability to protect the strength and reputation of our brands;
•operational problems with our information systems or those of our service providers as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•rapid developments in artificial intelligence;
•changes in accounting policies and estimates; and
•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.
There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this Annual Information Form are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this Annual Information Form are expressly qualified by this cautionary statement.

ADDITIONAL INFORMATION
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under the Company’s equity compensation plans is contained in the management information circular for the Company’s most recent annual meeting of shareholders that involve the election of directors. Additional financial information is provided in the 2025 Annual Financial Statements and the 2025 Annual MD&A for the Company’s most recently completed financial year.
Copies of these documents and additional information relating to Gildan may be found on the SEDAR+ website at www.sedarplus.ca and the EDGAR website at www.sec.gov and may also be obtained upon request to the Secretary of Gildan at the following address:
600 de Maisonneuve Boulevard West, 33rd Floor
Montreal, Quebec
H3A 3J2
Telephone:  (514) 735‑2023

The documents mentioned above, as well as Gildan’s news releases, are also available on the Company’s website at www.gildancorp.com. Information on the Company's website does not form part of and is not incorporated by reference in this Annual Information Form.

APPENDIX A - MANDATE OF THE AUDIT AND FINANCE COMMITTEE
1.    PURPOSE
The purpose of the Audit and Finance Committee (the “AFC”) of Gildan Activewear Inc. (the “Corporation”) is to assist the board of directors of the Corporation (the “Board”) in carrying out its responsibilities pertaining to financial reporting, external auditor oversight, risk management and internal control environment, as well as financings and capital allocations, and make recommendations to the Board as appropriate. The AFC fulfills its responsibilities through quarterly and ad-hoc AFC meetings, which involve the review of financial reports and other briefing materials prepared by management, and independent discussions with management, the external auditor and the internal auditors.
2.    DUTIES AND RESPONSIBILITIES
The AFC’s duties and responsibilities include the following:
Financial Reporting Oversight
1.Review with management and, where appropriate, the external auditor and recommend to the Board for approval:

a.the annual audited consolidated financial statements of the Corporation and accompanying information, the Corporation’s annual management’s discussion and analysis (“MD&A”) and earnings press release;
b.the condensed interim consolidated financial statements of the Corporation and accompanying information, including the Corporation’s quarterly MD&A and earnings press release;
c.the financial information contained in any prospectus, registration statement, offering memorandum, annual information form, management information circular and any other document of the Corporation required to be disclosed or filed with applicable securities regulatory authorities;
d.the type, presentation, controls and processes relating to financial information to be included in earnings press releases and other documents required to be filed with regulatory authorities in Canada or the U.S. (including earnings guidance and other material forward-looking information, as well as any use of pro-forma or non-GAAP financial information).

2.Ensure adequate procedures have been put in place by management for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements and related MD&As
3.Review with management and the external auditor the quality, appropriateness and disclosure of the Corporation’s accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes;
4.Review any analysis or other written communications prepared by management setting forth significant financial reporting issues, including the method used to account for significant unusual transactions or events and related disclosure, critical accounting matters, estimates and judgments made in connection with the preparation of the financial statements, the analyses of the effect of alternative acceptable accounting policy choices, and the disclosure of related party transactions and any other sensitive matters;
5.Review the potential impact of any litigation, claim or other contingency, including tax assessments, and any regulatory or accounting initiatives that could have a material impact on the financial position or operating results of the Corporation and the appropriateness of related disclosure in documents reviewed by the AFC;
6.Review the results of the external audit, any significant problems encountered in performing such audit, and management’s response and/or action plan related to any management letter issued by the external auditor and any significant recommendations contained therein;

7.Oversee the management certifications process and filing with applicable securities regulatory authorities;
8.Review as required the Corporation’s Disclosure Policy and recommend any changes for approval to the Board;

Risk Management and Internal Controls

9.Review the Corporation’s Financial Risk Management Policy and any related policies, and as required recommend any changes for approval to the Board;
10.Receive management’s reports assessing the integrity, adequacy and effectiveness of the Corporation’s risk management frameworks and systems of internal control over financial reporting, review any reports of the auditor on such matters;
11.Oversee information technology strategy and risk management as well as cybersecurity and data privacy risks, controls and related matters, including policies, guidelines, incident response plans and procedures;
12.Review and approve the Corporation’s policies and parameters on hedging and derivatives contracts;
13.Receive management’s report assessing the adequacy and effectiveness of the Corporation’s disclosure controls and procedures;
14.Review insurance coverage annually and as may otherwise be appropriate;
15.As a shared responsibility with the Corporate Governance and Social Responsibility Committee, review and monitor compliance with the Corporation’s policies and practices relating to related party transactions;
16.Oversee the confidential, anonymous procedures for the receipt, retention and treatment of complaints or concerns received by the Corporation, including with respect to accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters;
17.Review as required the Corporation’s Whistleblowing Policy and recommend any changes for approval to the Board;
18.Request the performance of any specific audit, as required;

Legal and Regulatory Compliance

19.As a shared responsibility with the Corporate Governance and Social Responsibility Committee, assist the Board with the oversight of the Corporation’s compliance with, and reviewing the Corporation’s processes for complying with, applicable legal and regulatory requirements, including securities laws and tax compliance;

Internal Audit Function

20.Approve the appointment and termination, as applicable, of the head of the internal audit function and review their performance;
21.Ensure the head of the internal audit function has direct and unrestricted access to the AFC and to all levels of management;
22.Discuss with management and the head of the internal audit function the authority, role, responsibilities, scope and services (assurance and advisory) of the internal audit function;
23.Review and approve the risk-based internal audit plan and the internal audit function’s human resources administration and budgets;
24.Obtain periodic reports from the head of the internal audit function regarding internal audit findings and review periodic reports from management on the progress of management’s actions plans for the remediation of control deficiencies related to such findings;
25.Receive updates from the head of internal audit regarding internal audit's performance against its plan;

26.Ensure a quality assurance and improvement program is established for the internal audit function and review the results annually;
27.Review and approve any required changes to the Corporation’s charter of the internal audit function;

External Auditor

28.Recommend to the Board the appointment, retention and, if appropriate, the removal and replacement of the external auditor, subject to shareholder approval, and the compensation to be paid to the external auditor;
29.Perform annual evaluations of the performance of the external auditor, including assessing their qualifications and compensation as well as the quality and independence of its audits;
30.Monitor at least annually the results of the periodic regulatory and professional quality-control examinations of the quality of the external audits, including any required remedial action to be taken by the external auditor and any internal control implications for the Corporation;
31.Oversee all relationships between the external auditor and the Corporation, including determining which non-audit services the external auditor is prohibited from providing to the Corporation, and reviewing and approving the total amount of fees paid by the Corporation to the external auditor for all audit and non-audit services;
32.Oversee the direct reporting and accountability of the external auditor to the AFC and to the Board;
33.Review with the external auditor and approve their annual audit plan for the audit of the Corporation’s consolidated financial statements and internal controls over financial reporting;
34.Review the management representation letter provided to the external auditor and any additional representations required by the AFC;
35.Oversee the work of the external auditor, including review of their quarterly and annual findings report presentations to the AFC, and oversee the resolution of any disagreement between the external auditor and management regarding accounting and financial reporting;
36.Discuss with the external auditor the acceptability and quality of the Corporation’s accounting principles, including (i) critical accounting policies and practices used, (ii) critical accounting estimates and matters involving significant uncertainty, and (iii) alternative treatments of financial information, the ramification of their use and the treatment preferred by the external auditors, as well as (iv) other material written communications between the Corporation and the external auditors with respect thereto;
37.Review, at least annually, representations by the external auditor describing their internal quality-control procedures;
38.Review, at least annually, the external auditor’s representations as to independence and hold discussions with the external auditor as to any relationship or services that may impact their independence;
39.Oversee the selection, performance and rotation of lead, concurring and other partners involved in the audit;
40.Review hiring policies for employees or former employees of the Corporation’s firm of external auditor;

Capital Allocations and Financings

41.Review the Corporation’s capital allocation plans and initiatives, including dividend policies, share buyback programs, overall debt structure and target leverage ratio, and make recommendations to the Board for approval;
42.Review the adequacy, terms and conditions, and compliance relating to the Corporation’s material financing arrangements, including sales of accounts receivable, supplier factoring and hedging, and make recommendations to the Board for approval;

Committee Objectives

43.Establish annual objectives for the AFC and evaluate progress toward such objectives.

3.    COMPOSITION
The AFC is composed of a minimum of three directors, each of whom shall be independent, as determined by the Board in accordance with standards required by applicable securities laws and stock exchange requirements including those particularly applicable to audit committee members. Membership on the AFC shall automatically end at such time the Board determines that a member ceases to be independent. Each AFC member shall be financially literate. Financially literate means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements. At least one member shall qualify as a financial expert (as defined by applicable regulation) and therefore have past employment in finance, accounting or other comparable experience, education or background providing financial expertise.
Members of the AFC shall be appointed annually by the Board upon the recommendation of the Corporate Governance and Social Responsibility Committee; such members may be removed or replaced by the Board, and any vacancies on the AFC shall be filled by the Board upon the recommendation of the Corporate Governance and Social Responsibility Committee. No member may serve on more than three public company audit committees (including the Corporation) without the approval of the Board.

4.    MEETINGS AND QUORUM
Meetings of the AFC are held at least quarterly, contemporaneously with each quarterly Board meeting, and additionally as required.

Members of the AFC are expected to attend all AFC meetings. Non-member directors are invited and encouraged to attend such meetings.

The chair of the AFC sets the agenda for each meeting of the AFC. The agenda and appropriate materials are provided to directors on a timely basis prior to each meeting.

The chair or any member of the AFC may call a meeting of the AFC. Further, any non-member director may request the chair of the AFC to call a meeting of the committee to inform the committee of a specific matter of concern to such director.

The AFC meets separately with the head of the internal audit function and the external auditor at least quarterly without management present, to discuss the Corporation’s financial statements and control environment. Furthermore, at least quarterly, the AFC meets separately with management.

At meeting of the AFC, the committee shall meet without management present, unless otherwise directed by the chair of the AFC.

The chair of the AFC shall report to the Board after each meeting of the committee.

The quorum at any meeting of the AFC is a majority of members.
5.    OPERATIONS

The internal auditors and the external auditor shall have a direct line of communication with the AFC.
As appropriate, the AFC may retain outside legal or other advisors and determine their compensation, which shall be paid by the Corporation, subject to advising the Board Chair.

The AFC shall report annually to the Board on the adequacy of its mandate.
6.    LIMITATION ON COMMITTEE'S ROLE

Nothing contained in the above mandate is intended to transfer to the AFC the Board’s responsibility to ensure the Corporation’s compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the AFC. Even though the AFC has a specific mandate and its members may have financial experience, they do not have the obligation to act as auditors or to perform auditing, or to determine that the Corporation’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Such matters are the responsibility of management, the internal auditors and the external auditors. Members of the AFC are entitled to rely, absent knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, and (iii) representations made by management as to the non-audit services provided to the Corporation by the external auditors. The AFC’s oversight responsibilities are not established to provide an independent basis to determine that (i) management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures, or (ii) the Corporation’s financial statements have been prepared and, if applicable, audited in accordance with generally accepted accounting principles.

* * *

Adopted by the Board of Directors on October 28, 2025